UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Enters into CAD$25 Million Standby Equity Distribution Agreement

99.2	Standby Equity Distribution Agreement dated as of November 24, 2009 between Labopharm Inc. and YA Global Master SPV Ltd.

99.3	Material Change Report dated November 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 25, 2009	By:	/S/ FRÉDÉRIC DESPARS
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ENTERS INTO CAD$25 MILLION STANDBY

EQUITY DISTRIBUTION AGREEMENT

– Agreement Provides Financial Flexibility, Allowing Company to Access Capital at its Discretion –

LAVAL, Québec (November 25, 2009) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced it has entered into a standby equity distribution agreement (SEDA) with YA Global Master SPV Ltd., a fund managed by Yorkville Advisors, LLC. Under the terms of the agreement, YA has committed to provide up to $25 million of capital during the next three years, at Labopharm’s discretion, through the purchase of newly issued Labopharm common shares. (All currency figures are in Canadian dollars.)

“With a number of potential cash-generating milestones on the horizon, a standby equity facility is well suited to our Company at this time,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “Should we choose to access it, the facility provides a flexible, low cost source of capital in an amount and at the time of our choosing, with a built-in minimum price.”

The Company can draw on YA’s commitment by sending draw down notices from time to time. Each draw down notice is subject to a maximum amount of $2 million, as well as a minimum price, below which the Company will not issue shares to YA. Subject to the applicable minimum price, the common shares will be issued at a predetermined discount, up to a maximum of 5%, to the prevailing share price. Individual draw downs cannot exceed the number of shares that would represent more than 5% of the market capitalization of the Company or the number of shares that would cause YA and its affiliates to own more than 9.9% of the issued and outstanding shares of the Company. The maximum number of shares that the Company can issue under the agreement is limited to the lower of 11,426,533 common shares and 19.9% of the common shares issued and outstanding at any given time.

The agreement remains subject to certain conditions precedent, including the filing of a shelf prospectus with Canadian and U.S. securities authorities. The agreement can be terminated at any time by the Company without the payment of any additional fees.

In connection with the SEDA, the Company will file a preliminary short-form base shelf prospectus with the securities authorities in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final or effective, will allow the Company to qualify the shares issued under the SEDA and make offerings of common shares, preferred shares, warrants or combination thereof for an amount of up to $100 million during the next 25 months.

About Yorkville Advisors, LLC

Yorkville Advisors, LLC was founded in 2001 by Mark Angelo and specialises in providing flexible, innovative debt and equity investments and financing to publicly listed companies worldwide in a variety of sectors including healthcare, energy, mining, technology media & telecommunication (TMT), and shipping. Yorkville has a broad investment mandate and the flexibility to invest across many geographies as well as sectors. Yorkville tailors its financings according to each company’s need and offers a mix of debt structures, bridge financings, asset backed loans, and equity facilities. Yorkville’s headquarters is in Jersey City, New Jersey, and has offices in Florida, London and Hong Kong. It also participates in joint ventures in Italy, Greece and Israel.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. The Company’s second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the U.S. and in Canada. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company’s products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

Exhibit 99.2

Execution Version

STANDBY EQUITY DISTRIBUTION AGREEMENT

THIS STANDBY EQUITY DISTRIBUTION AGREEMENT is made this 24th day of November, 2009 (the “Effective Date”)

B E T W E E N:

YA GLOBAL MASTER SPV LTD., an Exempted Company incorporated in the Cayman Islands with Limited Liability

(the “Investor”)

- and -

LABOPHARM INC., a corporation incorporated pursuant to the laws of Québec

(the “Corporation”)

RECITALS

WHEREAS:

A.	Subject to the terms and conditions hereinafter set forth, the Investor hereby irrevocably agrees to purchase and the Corporation hereby irrevocably agrees, subject to the making of Draw Downs (as hereinafter defined), to issue and sell from time-to-time up to an aggregate amount of $25,000,000 worth of common shares in the capital of the Corporation (the “Subscription Shares”), subject, in all cases, to the Trading Market Limit (as hereinafter defined); and

B.	The Investor has agreed to enter into this agreement with the Corporation to set forth the terms and conditions relating to the Draw Downs and the issuance of the Subscription Shares upon the completion of a Draw Down.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein set forth, and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby agree as follows:

ARTICLE I – DEFINITIONS

1.1	Certain Definitions.

Unless expressly provided otherwise, where used in this Agreement or any schedule hereto, the following terms shall have the following meanings, respectively:

“1933 Act” means the United States Securities Act of 1933, as amended, and “1933 Act Regulations” mean the rules and regulations of the United States Securities and Exchange Commission thereunder;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and “1934 Act Regulations” means the rules and regulations of the United States Securities and Exchange Commission thereunder;

“affiliate” shall have the meaning ascribed to such term in the Business Corporations Act (Canada);

“Agreement” means this standby equity distribution agreement between the Investor and the Corporation dated the date hereof and all schedules attached hereto, as same may be amended from time-to-time;

“AMF” means Autorité des Marchés Financiers (Québec);

“AMF Decision Document” means the AMF decision document in respect of the Final Prospectus, any Renewal Prospectus, as applicable in the context, issued by the AMF under National Policy 11-202 - Mutual Reliance Review System for Process for Prospectus Reviews in Multiple Jurisdictions;

“AMF Relief” means the AMF decision document issued by or on behalf of the Securities Commissions granting the Corporation and the Investor relief, as applicable, from certain registration and prospectus requirements under the Securities Laws so as to permit the “equity line of credit” financing contemplated by this Agreement, in particular, the Investor will not be required to be registered under the Securities Laws as set out in Schedule “D”;

“associate” has the meaning ascribed to such term in the Securities Act (Ontario);

“Average Daily Price” means the VWAP for the applicable day;

“Commencement Date” shall have the meaning ascribed thereto in Section 8.1(b) hereof;

“Commitment Amount” shall have the meaning ascribed thereto in Section 2.1 hereof;

“Commitment Fee” means the commitment fee in the aggregate amount of $100,000 payable by the Corporation to the Investor as to $50,000 on the date of the Initial Closing and as to $50,000 on the date that is 180 days following the date of this Agreement. The Commitment Fee is payable at the Corporation’s sole discretion in (i) cash, or (ii) by the issuance of that number of Common Shares obtained by dividing $50,000 by the Average Daily Price for the Trading Day immediately preceding each payment due date, subject, in all cases, to the Trading Market Limit (as hereinafter defined). Any Common Shares issued or issuable in satisfaction of the Commitment Fee are referred to herein as “Commitment Fee Shares.” Commitment Fee Shares shall be deemed fully earned as of the date they are issued regardless of the amount of Draw Downs, if any, that the Corporation is able to, or chooses to, request hereunder. The Commitment Fee Shares shall be included on any registration statement, Prospectus or Renewal Prospectus filed by the Corporation after the date hereof, unless such shares (i) are resold outside the United States in accordance with Regulation S and pursuant to Securities Laws, Exchange policy, and the terms of this Agreement, (ii) are available for resale within the United States in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, and in compliance with any applicable state securities laws, or (iii) are resold in a transaction that does not require registration under the 1933 Act or any applicable United States state laws and regulations governing the offer and sale of securities and the Investor has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to this effect;

“Commitment Period” means the term of this Agreement as set forth in Section 10.1 hereof;

“Common Shares” means common shares in the share capital of the Corporation;

“Consolidation Event” means any merger or consolidation of the Corporation with or into, or a transfer of all or substantially all of the assets of the Corporation to another entity (other than a wholly-owned Subsidiary);

“Convertible Securities” means securities of the Corporation or any other issuer that are convertible into or exchangeable for or otherwise carry the right to acquire Common Shares and “Convertible Security” means any one of them;

“Corporation’s Information Record” means any statement contained in any material change report, financial statement, proxy circular, annual information form, material contract and prospectus of the Corporation which has been or is filed by or on behalf of the Corporation pursuant to applicable Securities Laws;

“Daily Share Amount” shall have the meaning ascribed thereto in Section 8.1(c) hereof;

“Designated Provinces” means, collectively, the Provinces of Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland and Labrador, Nova Scotia, Ontario, Prince Edward Island, Québec and Saskatchewan in which the Corporation maintains reporting issuer status;

“Directors” means the board of directors of the Corporation for the time being and reference to action by the Directors shall mean action by the Directors as a board or by any authorized committee thereof;

“Draw Down” shall have the meaning ascribed thereto in Section 8.1(a) hereof;

“Draw Down Notice” shall have the meaning ascribed thereto in Section 8.1(a) hereof;

“Draw Down Pricing Period” shall mean a period during the Commitment Period of ten (10) consecutive Trading Days beginning on the Trading Day immediately following the submission of the Draw Down Notice if same is submitted on or prior to 5:00 p.m. (New York City time) or on the second Trading Day immediately following the submission of the Draw Down Notice if same is submitted after 5:00 p.m. (New York City time), provided, however, the Draw Down Pricing Period shall not begin before the day on which such notice is tendered to the Investor or any longer period required by the Exchange;

“Draw Down Reduction” means in relation to each Draw Down, a reduction of such Draw Down (i) by ten percent (10%) of the Draw Down amount for each Trading Day during the Draw Down Pricing Period for which the Average Daily Price is below the Minimum Price, (ii) on or prior to the Settlement Date by such amount to ensure that the Investment Amount does not equal or exceed five percent (5%) of the Market Cap as of the Settlement Date, and (iii) on or prior to the Settlement Date by such amount that would result in the Investor’s Group owning Common Shares representing more than 9.9% of all issued and outstanding Common Shares;

“due inquiry”, when used in relation to the Corporation, means after inquiries have been made to the Corporation’s President, Chief Executive Officer, Chief Financial Officer, General Counsel, Vice President, Regulatory Affairs, and the President or Chief Executive Officer (or individual acting in such capacity) of Labopharm Europe Limited and Labopharm USA, Inc.;

“Exchange” means the Toronto Stock Exchange, or if the Common Shares are not then listed on such exchange, the Nasdaq Global Market or such other stock exchange recognized by the Securities Commissions on or through which the Common Shares are then principally traded in each of the Designated Provinces (provided that the Investor shall have expressly consented in writing thereto);

“Exchange Letter” shall have the meaning ascribed thereto in Section 4.1(h) hereof;

“Excluded Taxes” means taxes, levies, imposts, deductions, charges or withholdings, including interest, penalties or additions thereto, and all related liabilities, imposed on or measured by net income or net profits of the Investor or its partners, capital taxes or franchise taxes imposed pursuant to the laws of Canada or any province or territory thereof, and any taxes, duties, levies, imposts, deductions, charges or withholdings imposed by a jurisdiction other than Canada, or any province or territory thereof;

“GAAP” means generally accepted accounting principles as approved from time-to-time by the Canadian Institute of Chartered Accountants or any successor institute (which includes, after January 1, 2011, the International Financial Reporting Standards or such later implementation date for such reference);

“Governmental Authority” means any nation or government, any state, province, municipality, region or other political subdivision thereof, any central bank (or similar monetary or regulatory authority) thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing and any department, agency, board, commission, tribunal, committee or instrumentality of any of the foregoing having jurisdiction over the Corporation or its activities;

“Gross Proceeds” means the Investment Amount less the Draw Down Reduction;

“including” means including without limitation and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it;

“Indebtedness” shall mean (i) any liabilities for borrowed money or amounts owed in excess of $500,000 (other than trade accounts payable incurred in the ordinary course of business), (ii) all guarantees, endorsements and contingent obligations in respect of Indebtedness of others, whether or not the same are or should be reflected in the Corporation’s balance sheet (or the notes thereto), except guarantees by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, and (iii) the present value of any lease payments aggregating in excess of $500,000 due under leases required to be capitalized in accordance with GAAP;

“Indemnified Party” shall have the meaning ascribed thereto in Section 11.2 hereof;

“Initial Closing” shall have the meaning ascribed thereto in Section 3.1 hereof;

“insider” shall have the meaning ascribed to such term in the Securities Act (Québec);

“Investment Amount” shall have the meaning ascribed thereto in Section 8.1(b) hereof;

“Investor’s Group” shall mean collectively, the Investor, its affiliates, associates, partners and insiders;

“Market Cap” means the market capitalization of the Corporation calculated by multiplying the number of Common Shares outstanding by the Average Daily Price for the date in question;

“Material Adverse Effect” means, with respect to a party, any effect on the business, operations, assets, liabilities, financial condition, ownership or capital of such party that is material and adverse to such party and its subsidiaries, taken as a whole and/or any condition, circumstance or situation that would prohibit or otherwise materially interfere with the ability of such party to perform any of its material obligations under any material agreement;

“Minimum Price” means, in relation to each Draw Down, an Average Daily Price for the Common Shares for any Trading Day during the Draw Down Pricing Period of: (i) 85% of the VWAP on the Trading Day immediately preceding the Draw Down Notice; or (ii) the price determined by the Corporation in the applicable Draw Down Notice;

“Non-arm’s Length Party” means any officer or director of the Corporation and that person’s associates, or any beneficial owner of securities carrying more than 10% of the voting rights attaching to all outstanding voting securities of the Corporation and that party’s associates, affiliates and insiders;

“person” includes any individual, corporation, limited partnership, general partnership, joint stock company or association, joint venture association, company, trust, bank, trust company, land trust, investment trust society or other entity, organization, syndicate, whether incorporated or not, trustee, executor or other legal personal representative, and governments and agencies and political subdivisions thereof;

“Prospectus” means, collectively, the preliminary base shelf prospectus of the Corporation (the “Preliminary Prospectus”), the (final) base shelf prospectus of the Corporation and each shelf prospectus supplement of the Corporation (the “Final Prospectus”), filed from time-to-time in each of the Designated Provinces relating to the distribution to the Investor of the Subscription Shares during the Commitment Period and, unless the context otherwise requires, includes all amendments or supplements thereto;

“Purchase Price” means, in relation to a Draw Down and with respect to Subscription Shares purchased, (i) 96.5% of the relevant Average Daily Price of the Common Shares for each Trading Day during the Draw Down Pricing Period if such Average Daily Price is equal to or greater than $6.00; (ii) 96% of the relevant Average Daily Price of the Common Shares for each Trading Day during the Draw Down Pricing Period if such Average Daily Price is equal to or greater than $3.00 but less than $6.00; and (iii) 95% of the relevant Average Daily Price of the Common Shares for each Trading Day during the Draw Down Pricing Period if such Daily Price is less than $3.00;

“Registerable Securities” shall mean (i) the Shares, and (ii) any securities issued or issuable with respect to any of the foregoing by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registerable Securities, once issued such securities shall cease to be Registerable Securities when (a) such Registerable Securities have been disposed of pursuant to the U.S. Registration Statement and/or any Prospectus or Renewal Prospectus, (b) such Registerable Securities have been sold under circumstances under which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act (“Rule 144”) are met, or (c) in the opinion of counsel to the Corporation such Registerable Securities may permanently be sold without registration or without any time, volume or manner limitations pursuant to Rule 144;

“Registration Period” shall have the meaning set forth in Section 6.1(b);

“Regulation S” means Regulation S under the 1933 Act;

“Renewal Prospectus” means each of the (final) base shelf prospectuses of the Corporation to be filed in each of the Designated Provinces relating to the distribution to the Investor of the Subscription Shares during the 25-month period of the Commitment Period following the initial 25 months of the Commitment Period and, unless the context otherwise requires, includes all amendments or supplements thereto, and collectively, the “Renewal Prospectuses”;

“Restricted Period” shall have the meaning set forth in Section 6.3(f);

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the Designated Provinces, and “Securities Commission” means any one of the Securities Commissions;

“Securities Laws” means, collectively, the applicable securities laws of each of the Designated Provinces and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, blanket orders and rulings of the Securities Commissions and the by-laws, regulations and rules of the Exchange;

“Settlement Date” shall have the meaning ascribed thereto in Section 8.1(c) hereof;

“Settlement Period(s)” shall have the meaning ascribed thereto in Section 8.1(c) hereof;

“Shares” shall mean the Corporation’s common shares to be issued from time-to-time hereunder pursuant to Draw Downs and the Commitment Fee Shares.

“Subscription Shares” means the Common Shares issuable pursuant to a duly completed Draw Down;

“Subsidiaries” means a body corporate which is (a) controlled by (i) the Corporation; (ii) the Corporation and one or more bodies corporate each of which is controlled by the Corporation; or (iii) two or more bodies corporate each of which is controlled by the Corporation or (b) a subsidiary of the Corporation that is the Corporation’s subsidiary and “Subsidiary” means any one of them;

“Taxes” means all taxes, duties, levies, imposts, deductions, charges or withholdings imposed by Canada, or any province or territory thereof, that arise from any payment under this Agreement or from the execution, delivery, enforcement or registration of, or otherwise with respect to, this Agreement, other than the Excluded Taxes;

“Trading Day” means any day on which the Exchange is open for business;

“Trading Market Limit” means the lower of (i) 11,426,533 of the Corporation’s Common Shares, which represents 19.9% of the Corporation’s issued and outstanding Common Shares as of the Effective Date and (ii) 19.9% of the Corporation’s issued and outstanding Common Shares at any given time; and is the maximum number of the Corporation’s Common Shares which may be issued pursuant to this Agreement (inclusive of any Commitment Fee Shares) except that such limitation shall not apply in the event that the Corporation obtains the approval of its shareholders as required by the applicable rules of the Exchange and the Nasdaq Global Market for issuances of Common Shares in excess of such amount;

“U.S. Prospectus Supplement” shall mean any prospectus supplement filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) promulgated under the Securities Act (“Rule 424(b)”) and deemed to be part of the U.S. Registration Statement at the time of effectiveness;

“U.S. Registration Statement” shall mean a registration statement on Form F-3 or Form F-10, or on such other form promulgated by the U.S. Securities and Exchange Commission for which the Corporation then qualifies, including a prospectus, and including all amendments and supplements thereto (including the U.S. Prospectus Supplement), relating to the registration of the resale by the Investor of the Subscription Shares under the 1933 Act;

“U.S. Securities Laws” means all of the applicable federal securities laws and regulations of the United States, including without limitation the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations; and

“VWAP” means the daily volume-weighted average price per Common Share on the Exchange as reported by Bloomberg Financial, L.P. (based on a Trading Day from 9:30 a.m. Toronto Time to 4:02 p.m. Toronto Time).

1.2	Schedules. The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” - Form of Draw Down Notice

Schedule “B” - Form of Officers’ Certificate

Schedule “C” - Form of Opinion of the Corporation’s Counsel

Schedule “D” - AMF Decision Document

ARTICLE II – COMMITMENT TO PURCHASE SUBSCRIPTION SHARES

2.1	Commitment for the Purchase and Sale of Subscription Shares.

Subject to the terms and conditions set forth herein, the Corporation may from time-to-time during the Commitment Period issue and sell to the Investor, and the Investor shall acquire from the Corporation, for a maximum aggregate consideration of $25,000,000 (the “Commitment Amount”), Subscription Shares based on Draw Downs hereunder, subject, in all cases, to the Trading Market Limit.

ARTICLE III – INITIAL CLOSING

3.1	Initial Closing.

The delivery of the Final Prospectus and all other documents, instruments, certificates, undertakings and opinions required under this Agreement shall take place at the offices of the Corporation’s legal counsel, Fasken Martineau DuMoulin LLP, The Stock Exchange Tower, Suite 3700, 800 Victoria Square, Montréal, Quebec, H4Z 1E9 at 10:00 a.m. (EDT) on the first Trading Day following the date of the AMF Decision Document in respect of the Final Prospectus or such other time and place as the Investor and the Corporation may mutually agree upon (the “Initial Closing”).

Each party hereto shall deliver all documents, instruments and writings required to be delivered by such party pursuant to this Agreement at or prior to the date of the Initial Closing.

ARTICLE IV – REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

4.1	Representations and Warranties of the Corporation.

The Corporation hereby represents and warrants to the Investor as follows and acknowledges that the Investor is relying upon the following representations and warranties in connection with its purchase of Subscription Shares hereunder:

(a)	Good Standing. The Corporation as of the date hereof is a corporation duly incorporated and organized and validly existing under the laws of the Province of Québec and will at all times during the Commitment Period validly exist under the laws of a Canadian jurisdiction, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease or operate its property and assets and to enter into, execute, deliver and perform its obligations under this Agreement pursuant to its terms. The Corporation and each of the Subsidiaries are conducting their respective businesses in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which their respective businesses are carried on, and all licenses, registrations and qualifications of the Corporation and each of the Subsidiaries are valid, subsisting and in good standing, except in respect of matters which do not and will not result in a Material Adverse Effect on the Corporation, and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect on the Corporation;

(b)	Authorization, Enforcement. (i) The execution and delivery of this Agreement by the Corporation and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and shareholder action and no further consent or authorization of the Corporation, its Directors or its shareholders is required, and (ii) this Agreement has been duly executed and delivered by the Corporation and is a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application;

(c)	Subsidiaries. The Subsidiaries are the only subsidiaries of the Corporation, whether through direct or indirect holdings of securities. Each of the Subsidiaries are, directly or indirectly, wholly-owned subsidiaries of the Corporation and each is duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power, authority and capacity to carry on its business as now conducted and to own, lease or operate its property and assets, except, in all cases, in respect of matters which do not and will not result in a Material Adverse Effect on the Corporation and except for the failure to be so qualified or the absence of any such license, registration or qualification which does not and will not have a Material Adverse Effect on the Corporation;

(d)	Authorized and Issued Capital of the Corporation. As of the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which, there are outstanding 57,429,796 Common Shares, all of which have been duly and validly authorized and are issued as fully paid and non-assessable;

(e)	Securities. Other than as set forth in the Final Prospectus and any Renewal Prospectus, the Corporation’s Information Record and in this Agreement, no person or other entity has any written or oral agreement, right, option, warrant or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement for or the right to purchase any of the unissued securities of the Corporation or any Subsidiary;

(f)	Reporting Issuer Status. As of the date hereof, the Corporation is a “reporting issuer” (or the equivalent thereof), not in default, in each of the Designated Provinces;

(g)

Trading of Common Shares. The issued and outstanding Common Shares are listed and posted for trading on the Exchange and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the

Subscription Shares pursuant to Draw Downs hereunder or the trading of any of the Corporation’s issued securities has been issued and no proceedings for such purpose are pending or, to the Corporation’s knowledge, information and belief, after due inquiry, threatened. The Corporation has not received any notice from the Exchange questioning or threatening the continued listing of its Common Shares on such exchange and the Corporation is not in default of any rules, regulations or policies of the Exchange except those defaults which, whether individually or taken together, would not have a Material Adverse Effect on the Corporation;

(h)	Listing of Subscription Shares. The Exchange has conditionally approved the listing of the Subscription Shares up to a maximum of 11,426,533 Common Shares upon the completion of Draw Downs as contemplated hereunder and except as noted in any of the Exchanges conditional listing approval letters (collectively, the “Exchange Letter”), no other Exchange approvals will be required prior to the issuance of the Subscription Shares;

(i)	No Bankruptcy. Except as otherwise indicated in the Corporation’s Information Record, neither the Corporation nor any of the significant operating Subsidiaries has committed an act of bankruptcy or sought protection from its creditors from any court or pursuant to any legislation, proposed a compromise or arrangement to its creditors generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound up, as the case may be, taken any proceeding to have a receiver appointed over any part of its assets, had any encumbrancer or receiver take possession of any of its property, had an execution or distress become enforceable or levied upon any portion of its property or had any petition for a receiving order in bankruptcy filed against it, and as of the date hereof, neither the Corporation nor any of the Subsidiaries is an insolvent person (as that term is defined in the Bankruptcy and Insolvency Act (Canada));

(j)	No Shareholder or Voting Trust Agreements. To the Corporation’s knowledge, information and belief, after due inquiry, no agreement exists among any of the shareholders of the Corporation in respect of the Corporation except as disclosed in the Corporation’s Information Record;

(k)

No Conflicts. The execution, delivery and performance of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated herein do not and will not (i) violate any term or provision of the constating documents, by-laws or resolutions of the Corporation or any of the Subsidiaries, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Corporation or any of the Subsidiaries is a party or is otherwise bound, (iii) create or impose a lien, charge or encumbrance on any property of the Corporation or any of the Subsidiaries under any agreement or any commitment to which the Corporation or any of the

Subsidiaries is a party or by which the Corporation or any of the Subsidiaries is bound or by which any of their respective properties or assets are otherwise bound, or (iv) result in a violation of any federal, provincial, local or foreign statute, rule, regulation, order, judgment or decree (including any Securities Laws) applicable to the Corporation, any of the Subsidiaries or by which any property or asset of the Corporation or any of the Subsidiaries are bound or affected, except, in all cases, for such conflicts, defaults, terminations, amendments, accelerations and cancellations as would not, individually or in the aggregate, have a Material Adverse Effect on the Corporation. The Corporation is not required under any federal, provincial, local or foreign law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under this Agreement, or issue and sell the Subscription Shares pursuant to Draw Downs hereunder (other than the filing of the Final Prospectus, the Renewal Prospectus and all necessary related documents thereto in each of the Designated Provinces to qualify the distribution of the Subscription Shares in each of the Designated Provinces, obtaining the AMF Relief and the making or obtaining, as the case may be, of all other filings or approvals which are required to be made by the Corporation with the Securities Commissions and with the Exchange incidental hereto or thereto), provided that, for purpose of the representation made in this sentence, the Corporation is assuming and relying upon the accuracy of the relevant representations, warranties and agreements of the Investor herein;

(l)	No Material Adverse Effect. Since the date of the Corporation’s most recent audited financial statements, no Material Adverse Effect has occurred or exists with respect to the Corporation or any of the Subsidiaries except as disclosed in the Final Prospectus, any Renewal Prospectus or the Corporation’s Information Record;

(m)

No Undisclosed Events or Circumstances. Since the date of the Corporation’s most recent audited financial statements, no event or circumstance has occurred or exists with respect to the Corporation, any of the Subsidiaries or their respective assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, prospects, condition (financial or otherwise) or results of operations, that, under applicable law, rule or regulation (including the Securities Laws), requires public disclosure or announcement by the Corporation but which has not been so publicly announced or disclosed in the Corporation’s Information Record. The Corporation has not provided to the Investor any information which, according to applicable law, rule or regulation (including the Securities Laws), should have been disclosed publicly by the Corporation but which has not been so disclosed, other than with respect to the transactions contemplated by this Agreement. As of their respective filing dates, the Corporation’s Information Record complied in all material respects with the requirements of applicable Securities Laws, and, as of their respective filing dates, the Corporation’s Information Record did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Corporation included in the Corporation’s

Information Record comply as to form in all material respects with applicable accounting requirements, Securities Laws or other applicable rules and regulations with respect thereto. The audited and unaudited financial statements of the Corporation and the Subsidiaries have been prepared in accordance with GAAP applied on a consistent basis during the periods covered thereby (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and present, in all material respects, fully, fairly and correctly the assets, liabilities and financial position of the Corporation and the Subsidiaries as at the dates thereof and the results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments);

(n)	Actions Pending. As of the date hereof, there is no action, suit, claim, investigation or other proceeding pending or, to the Corporation’s knowledge, information and belief, after due inquiry, threatened against the Corporation or any of the Subsidiaries which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto, including any which would restrain or otherwise prevent, in any manner, the Corporation from effectually and legally issuing to the Investor the Subscription Shares pursuant to Draw Downs hereunder. Except as disclosed in the Corporation’s Information Record, there is no action, suit, claim, investigation or proceeding pending or, to the Corporation’s knowledge, information and belief, after due inquiry, threatened, against or involving the Corporation, any of the Subsidiaries or any of their properties or assets, which action, suit, claim, investigation or proceeding would have a Material Adverse Effect on the Corporation. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, arbitrator or governmental or regulatory body against the Corporation or any of the Subsidiaries except those orders, judgments, injunctions, awards or decrees which, whether individually or taken together, would not have a Material Adverse Effect on the Corporation;

(o)	No Undisclosed Liabilities. Except as disclosed in the Corporation’s Information Record, neither the Corporation nor any of the Subsidiaries has any liabilities, obligations, claims or losses (whether liquidated or unliquidated, secured or unsecured, absolute, accrued, contingent or otherwise) that would, individually or in the aggregate (on a consolidated basis), be required to be disclosed on a balance sheet of the Corporation or any of the Subsidiaries (including the notes thereto) in conformity with GAAP which are not disclosed in the Corporation’s Information Record, other than those incurred in the ordinary course of business of the Corporation or the Subsidiaries since such date and which, neither individually nor in the aggregate, has a Material Adverse Effect on the Corporation;

(p)	Certain Fees. Except for the fee referred to in Section 12.1, no brokers, finders or financial advisory fees or commissions will be payable by the Corporation with respect to the transactions contemplated by this Agreement;

(q)	Disclosure. To the Corporation’s knowledge, information and belief, after due inquiry, neither this Agreement nor the schedules hereto nor the Corporation’s Information Record contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made herein or therein, in the light of the circumstances under which they were made herein or therein, not misleading;

(r)	Operation of Business. The Corporation and each of the Subsidiaries own or possess all patents, trademarks, service marks, trade names, copyrights, licenses and authorizations as set forth in the Corporation’s Information Record, and all other rights which are necessary for the conduct of their respective businesses as now conducted or as are reflected in the Corporation’s Information Record as being contemplated;

(s)	Interests of Insiders. To the knowledge of the Corporation after due inquiry, other than as described in the Corporation’s Information Record, no insider of the Corporation or any associate or affiliate of any insider of the Corporation has any material interest, direct or indirect, in any material transaction or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation;

(t)	Acknowledgment Regarding Investor’s Purchase of Securities. The Corporation acknowledges that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereunder. The Corporation further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Corporation (or in any other similar capacity) with respect to this Agreement and the transactions contemplated hereunder and any advice given by the Investor or any of its representatives or agents in connection with this Agreement and the transactions contemplated hereunder is merely incidental to purchase of the Subscription Shares by the Investor. The Corporation further acknowledges that the Corporation’s decision to enter into this Agreement has been based solely on an independent evaluation by it;

(u)	Resale. Except as noted in the Exchange Letter and the AMF Relief, no documents are required to be filed in connection with the resale of the Subscription Shares in the Designated Provinces under applicable Securities Laws, provided the resale is not a control person distribution as defined under applicable Securities Laws;

(v)	Attributes of Securities. The attributes of the Subscription Shares conform in all material respects with the description thereof in this Agreement and in the Final Prospectus;

(w)	Final Prospectus and Renewal Prospectuses. All information and statements contained in the Final Prospectus and any Renewal Prospectus will be, as of each applicable Settlement Date, as the case may be, true and correct in all material respects and will contain no misrepresentation, and will constitute full, true and plain disclosure of all material facts relating to the Corporation and its Subsidiaries and will not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made;

(x)	Offshore Transaction. The offer, sale and purchase of Subscription Shares hereunder constitutes an “offshore transaction” as defined in Rule 902(h) of Regulation S. The Corporation is a “foreign issuer” as defined in Rule 902(e) of Regulation S;

(y)	Directed Selling Efforts. Neither the Corporation, nor any person acting on its or their behalf has engaged in or will engage in any form of “directed selling efforts” as defined in Rule 902(c) of Regulation S;

(z)	No Substantial Market Interest. There is no “substantial U.S. market interest” in the Corporation’s Common Shares as defined in Rule 902(j)(1) of Regulation S; and

(aa)	No General Solicitation. Neither the Corporation, nor any of its affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the shares of Subscription Shares offered hereby.

ARTICLE V – REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

5.1	The Investor hereby represents and warrants to the Corporation as follows and acknowledges that the Corporation is relying upon the following representations and warranties in connection with the issuance of the Subscription Shares:

(a)	Organization, Residency, and Standing of the Investor. The Investor is an Exempted Company incorporated in the Cayman Islands with Limited Liability validly existing under the laws of the Cayman Islands and will at all times during the Commitment Period validly exist under such laws, is duly qualified to carry on its business and is in good standing in each jurisdiction in which it conducts its business, and has all requisite corporate power, authority and capacity to carry on its business as now conducted and to enter into, execute, deliver and perform its obligations under this Agreement pursuant to its terms. It is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on, and all licenses, registrations and qualifications required to conduct its business are valid, subsisting and in good standing, except in respect of matters which do not and will not result in a Material Adverse Effect on the Investor and except for the failure to be so qualified or the absence of such license, registration or qualification which does not and will not have a Material Adverse Effect on the Investor;

(b)	Authorization and Power. The Investor has the corporate power and capacity to enter into, and to perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by the Investor and is a valid and binding obligation of the Investor enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, receivership or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application;

(c)	No Conflicts. The execution, delivery and performance of this Agreement by the Investor and the consummation by the Investor of the transactions contemplated herein do not and will not (i) violate any term or provision of the constating documents of the Investor, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of any agreement, mortgage, deed of trust, indenture, note, bond, license, lease agreement, instrument or obligation to which the Investor is a party or is otherwise bound, (iii) create or impose a lien, charge or encumbrance on any property of the Investor under any agreement or any commitment to which the Investor is a party or by which the Investor is bound or by which any of its properties or assets are otherwise bound, or (iv) result in a violation of any federal, provincial, local or foreign statute, rule, regulation, order, judgment or decree (including any Securities Laws) applicable to the Investor or by which any property or asset of the Investor is bound or affected, except, in all cases, for such conflicts, defaults, terminations, amendments, accelerations and cancellations as would not, individually or in the aggregate, have a Material Adverse Effect on the Investor. The Investor is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency (other than the AMF Relief and the making of all other filings which are required to be made by the Investor incidental thereto) in order for it to execute, deliver or perform any of its obligations under this Agreement or to purchase the Subscription Shares provided that for the purposes of the representation made in this sentence, the Investor is assuming and relying upon the accuracy of the relevant representations, warranties and agreements of the Corporation herein;

(d)	Financial Risks. The Investor acknowledges that it is able to bear the financial risks associated with an investment in the Subscription Shares issuable pursuant to Draw Downs hereunder. The Investor is capable of evaluating the risks and merits of an investment in the Subscription Shares by virtue of its experience as an investor and its knowledge, experience, and sophistication in financial and business matters and the Investor is capable of bearing the entire loss of its investment in same;

(e)	No Violation of Securities Laws. The purchase of the Subscription Shares pursuant to the terms of this Agreement and the subsequent sale of such shares by the Investor do not and will not, violate the Securities Laws, the U.S. Securities laws or the securities laws of the jurisdiction in which the Investor is resident.

(f)	Actions Pending. As of the date hereof, there is no action, suit, claim, investigation or other proceeding pending or, to the Investor’s knowledge, threatened against the Investor which questions the validity of this Agreement or the transactions contemplated hereby or any action taken or to be taken pursuant hereto, including any which would restrain or otherwise prevent, in any manner, the Investor from effectually and legally purchasing from the Corporation the Subscription Shares pursuant to Draw Downs hereunder;

(g)	Financial Resources. The Investor has, and shall continue to have, the financial resources and/or funding capability necessary to complete its obligations under this Agreement;

(h)	Purchase as Principal. The Subscription Shares will be purchased by the Investor as principal for its own account and not for the benefit of any other party;

(i)	Non-U.S. Person. Investor is not a “U.S. Person” as defined in Rule 902(k) of Regulation S;

(j)	Directed Selling Efforts. Neither the Investor nor any of its affiliates, nor any person acting on its or their behalf has engaged in or will engage in any form of “directed selling efforts” as defined in Rule 902(c) of Regulation S;

(k)	Obligation to Purchase. The Investor acknowledges that it is irrevocably committed to purchase the Subscription Shares pursuant to duly and validly delivered Draw Down Notices on the terms and conditions set forth herein notwithstanding any change in circumstances or other factors affecting the Corporation, subject only to the conditions set forth in Article VII hereof;

(l)	Investment Purpose. The Subscription Shares are being purchased by the Investor for its own account, and for investment purposes. The Investor agrees not to assign any of its rights or obligations under this Agreement or, except in accordance with applicable federal and state securities laws, in any way transfer the Investor’s rights to the securities or any interest therein. No other person has or will have a direct or indirect beneficial interest in the securities. The Investor agrees not to sell, hypothecate or otherwise transfer the Investor’s securities unless the securities are registered under federal and applicable state securities laws or unless, in the opinion of counsel satisfactory to the Corporation, an exemption from registration is available;

(m)	Accredited Investor. The Investor is (i) an “Accredited Investor” as that term is defined in Rule 501(a)(3) of Regulation D under the 1933 Act; and (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the 1933 Act;

(n)

Information. The Investor and its advisors (and its counsel), if any, have been furnished with all materials relating to the business, finances and operations of the Corporation and information it deemed material to making an informed investment decision. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Corporation and its management. Neither such inquiries nor any other due diligence investigations conducted by such Investor or its advisors, if any, or its representatives shall modify, amend or affect the Investor’s right to rely on the Corporation’s representations and warranties contained in this Agreement. The Investor has sought such accounting, legal and tax advice, as it has considered necessary to make an informed investment decision with respect to this transaction;

(o)	Not an Affiliate. The Investor is not an officer, director or a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Corporation or any “Affiliate” of the Corporation (as that term is defined in Rule 405 of the 1933 Act);

(p)	United States Restricted Securities. The Investor understands, recognizes and acknowledges that the Subscription Shares are restricted securities under U.S. Securities Laws and that the sale contemplated hereby is being made in reliance on an exemption from registration under U.S. Securities Laws;

(q)	Foreign Issuer Resale Restrictions. The Investor acknowledges and understands that the Subscription Shares, as restricted securities under U.S. Securities Laws, may be transferred only: (A) to the Corporation, (B) outside the United States in accordance with Regulation S and pursuant to Securities Laws, Exchange policy, and the terms of this Agreement, (C) within the United States pursuant to the U.S. Registration Statement or otherwise in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws, or (D) in a transaction that does not require registration under the 1933 Act or any applicable United States state laws and regulations governing the offer and sale of securities and the Investor has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation;

(r)	No Legal Advice From the Corporation. The Investor acknowledges that it had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Corporation or any of the Corporation’s representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction; and

(s)

Trading Activities. The Investor’s trading activities with respect to the Corporation’s Common Shares shall be in compliance with all applicable Securities Laws and U.S. Securities Laws and the rules and regulations of the Exchange on which the Common Shares are listed or traded. Since the time that the Investor first learned of the transactions contemplated with the Corporation hereby, neither the Investor nor any affiliate of the Investor which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Investor’s investments or trading or information concerning such Investor’s investments, including in respect of the Corporation’s Common Shares, and (z) is subject to such Investor’s review or input concerning such affiliate’s investments or trading (collectively, “Trading Affiliates”) has directly or indirectly, nor has any person acting on behalf of or pursuant to any understanding with such Investor or Trading Affiliate, effected or agreed to effect any purchases or sales of the securities of the Corporation (including, without limitation, any short sales involving the Corporation’s securities). Other than to other persons party to this Agreement, such Investor has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

ARTICLE VI – COVENANTS

6.1	Covenants of the Corporation.

The Corporation covenants with the Investor as follows:

(a)	Securities and Exchange Compliance. The Corporation shall take or use its commercially reasonable efforts to cause to be taken all necessary action and proceedings as may be required and permitted by applicable law, rule and regulation for the legal and valid creation and issuance of the Subscription Shares to the Investor. The Corporation will use its commercially reasonable efforts to arrange for the listing and posting for trading of the Subscription Shares on the Exchange as soon as possible following their issue.

The Corporation shall use its commercially reasonable efforts to prepare and file the Final Prospectus and each Renewal Prospectus with each of the Securities Commissions to enable the AMF Decision Document in respect of the Renewal Prospectus to be issued in accordance with applicable Securities Laws on or before the date that is 25 months from the date hereof, or the date of the immediately preceding Renewal Prospectus, qualifying the distribution of Subscription Shares pursuant to Draw Downs hereunder during the subsequent 25-month period of the Commitment Period.

At the respective times of filing and at all times subsequent to the filing thereof during the distribution of the Subscription Shares, each of the Final Prospectus and each of the Renewal Prospectuses will comply with the requirements of the Securities Laws pursuant to which it has been filed and the AMF Relief and will provide full, true and plain disclosure of all material facts relating to the Corporation, the Subscription Shares issuable pursuant to Draw Downs hereunder as required by the Securities Laws, and each of the Final Prospectus and each of the Renewal Prospectuses will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

In accordance with the AMF Relief, in connection with each Draw Down hereunder, the Corporation shall prepare and file a new or amended Final Prospectus or Renewal Prospectus, as applicable, and shall comply with all other applicable filing and other requirements under the Securities Laws in connection therewith, on or prior to the Settlement Date of the Draw Down, such that the Final Prospectus or Renewal Prospectus, as applicable, is current at such date in accordance with Securities Laws and the AMF Relief (qualifying, to the extent required, the distribution of the Subscription Shares issuable on such Draw Down). In connection with this Agreement and the transactions contemplated hereby, the Corporation shall comply with all requirements of the AMF Relief and the Securities Laws as at the dates of each Draw Down;

(b)	U.S. Registration Statement. The Corporation shall prepare and file with the U.S. Securities and Exchange Commission a U.S. Registration Statement covering the resale by the Investor of the Subscription Shares. The Corporation in its sole discretion may chose when to file such U.S. Registration Statement; provided, however, that the Corporation shall not have the ability to request any Draw Downs until the effectiveness of such U.S. Registration Statement. The Corporation shall file with the U.S. Securities and Exchange Commission a U.S. Prospectus Supplement no later than the second Trading Day immediately following the end of each Draw Down Pricing Period with respect to any Subscription Shares sold to Investor in connection with such Draw Down Notice. The Corporation shall furnish to the Investor without charge, (i) at least one (1) copy of such U.S. Registration Statement as declared effective by the U.S. Securities and Exchange Commission and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits; (ii) at the request of the Investor, 10 copies of any U.S. Prospectus Supplement include in such U.S. Registration Statement and all amendments and supplements thereto (or such other number of copies as the Investor may reasonably request) and (iii) such other documents as the Investor may reasonably request from time-to-time in order to facilitate the disposition of the Subscription Shares owned by the Investor. The Corporation shall (i) prepare and file with the U.S. Securities and Exchange Commission such amendments (including post-effective amendments) and supplements to the applicable U.S. Registration Statement and the prospectus used in connection with such U.S. Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such U.S. Registration Statement effective at all times until all Registerable Securities contained in such U.S. Registration Statement cease to be Registerable Securities (the “Registration Period”); (ii) cause the related prospectus to be amended or supplemented by any required prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; and (iii) provide the Investor copies of all correspondence from and to the U.S. Securities and Exchange Commission relating to a Registration Statement (provided that the Corporation may excise any information contained therein which would constitute material non-public information;

(c)	Current Report. Promptly after the date hereof (and prior to the Corporation delivering a Draw Down Notice to the Investor hereunder), the Corporation shall file with the U.S. Securities and Exchange Commission a report on Form 6-K or such other appropriate form as determined by the Corporation, relating to the transactions contemplated by this Agreement;

(d)	The Subscription Shares. As of each applicable Settlement Date, the Corporation will have authorized, free of pre-emptive rights, a sufficient number of authorized but unissued Common Shares to cover the Common Shares issuable to the Investor in connection with the applicable Draw Down. The Subscription Shares issued upon any Draw Down, when paid for and issued in accordance with the terms hereof, shall be duly and validly issued and outstanding as fully paid and non-assessable, and each Subscription Share shall entitle the holder to all the rights attributed to a Common Share under the Corporation’s constating documents;

(e)	Notice of Certain Events. The Corporation will immediately notify the Investor upon the occurrence of any of the following events in respect of the Final Prospectus or Renewal Prospectus, as applicable, or the Common Shares: (i) any amendment to the Final Prospectus or any Renewal Prospectus; (ii) the issuance by any of the Securities Commissions of an order ceasing the trading of the Common Shares or the initiation of proceedings for that purpose by the Corporation; (iii) delivery of a written notice by the Exchange of the intention to suspend from trading or delisting of the outstanding Common Shares on the Exchange; and (iv) any filing by the Corporation for protection from creditors under any applicable law. The Corporation shall not deliver a Draw Down Notice during the continuation of any of the foregoing events;

(f)

Notice of Certain Events Affecting U.S. Registration Statement. The Corporation will as promptly as practicable notify the Investor, and confirm in writing, upon its becoming aware of the occurrence of any of the following events: (i) receipt of any request for additional information by the U.S. Securities and Exchange Commission or any other federal or state governmental authority for amendments or supplements to the U.S. Registration Statement, the related prospectus, or for any additional information; (ii) the issuance by the U.S. Securities and Exchange Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the U.S. Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Common Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the happening of any event that makes any statement made in the U.S. Registration Statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the U.S. Registration Statement, related prospectus, or documents so that, in the case of the U.S. Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or of the necessity to amend the U.S. Registration Statement or supplement the related prospectus to comply with the U.S. Securities Laws; or (v) the Corporation’s reasonable determination that a post-effective amendment to the U.S. Registration Statement would be appropriate. The Corporation shall not deliver to the Investor any Draw Down Notice during the continuation of any of the foregoing events and the Investor agrees to not consummate any transactions related to the Common Shares upon receipt of such notice, until the Corporation subsequently notifies the Investor in writing (which shall be delivered as promptly as practicable) that the events set forth in such notice no longer apply;

(g)	Listing of Common Shares. During the Commitment Period, the Corporation shall take all commercially reasonable steps necessary to continue the listing and trading of its Common Shares (including the Subscription Shares) on the Toronto Stock Exchange or another stock exchange or over-the-counter market acceptable to the Investor as freely tradable Common Shares and shall comply in all respects with its reporting, filing and other obligations under the by-laws, rules and policies of such exchange or market. The Corporation shall not, at any time during the Registration Period, voluntarily delist the Common Shares from the Toronto Stock Exchange, unless the Corporation’s Common Shares are, at the time of delisting, listed on the Nasdaq Global Market, Nasdaq SmallCap Market, the American Stock Exchange or the TSX Venture Exchange and the Corporation has delivered an opinion of counsel in a form satisfactory to the Investor, acting reasonably, that the Subscription Shares may be resold through the facilities of such exchange without any additional resale restrictions;

(h)	Compliance with Laws. The Corporation shall comply with all applicable laws, rules, regulations and orders, non-compliance with which could have a Material Adverse Effect on the Corporation;

(i)	Reporting Issuer Status. During the Registration Period, the Corporation shall use its commercially reasonable efforts to maintain its status as a reporting issuer (or its equivalent) not in default under the Securities Laws;

(j)	Limitation on Future Financing. The Corporation agrees that it will not enter into any “equity line” forms of financing for the sale of its securities for cash at a discount to the then current market price until the earlier of (i) thirty-eight (38) months from the date hereof, (ii) sixty (60) days after the entire Commitment Amount has been purchased by the Investor, or (iii) the date this Agreement is terminated pursuant to the terms herein;

(k)	Issuance of Securities during Draw Down Pricing Period. The Corporation agrees that, except as required pursuant to the terms of any previously issued Convertible Securities or pursuant to the terms of any previously issued stock options, in accordance with the terms and conditions of the Corporation’s stock option plan, it will not issue any Common Shares or any other securities of the Corporation during any Draw Down Pricing Period and for the five (5) consecutive Trading Days immediately preceding and immediately following such Draw Down Pricing Period;

(l)	Toronto Stock Exchange and Securities Commission Requirements. The Corporation shall provide the Exchange and the Securities Commissions with such information, undertakings, assurances and documentation as may be stipulated by the Exchange in the Exchange Letter or the Securities Commissions in the AMF Relief, respectively, or otherwise in connection with the transactions contemplated herein;

(m)	Access to Information. Subject to Section 6.2 hereof, at all times the Corporation and the Subsidiaries shall provide the Investor and its representatives access to the minute books, material contracts, corporate records and any other document or information reasonably requested by the Investor in connection with the conduct of the Investor’s due diligence investigations with respect to, and the Investor’s review of, any Draw Down, Preliminary Prospectus, Final Prospectus, Renewal Prospectuses or U.S. Registration Statement. The Investor and its advisors shall also be afforded the opportunity to ask questions to the Corporation and its management, as appropriate;

(n)	Maximum Number of Shares. The Corporation may not and will not issue to the Investor hereunder more than the Trading Market Limit;

(o)	Material Non-Public Information. Notwithstanding any other provision of this Agreement, the Corporation shall not deliver a Draw Down Notice during the period beginning ten (10) Trading Days before the Corporation’s next subsequent annual financial statements or quarterly financial statements are to be publicly released and ending two (2) Trading Days after such report is released, or during any other period in which the Corporation is in possession of material non-public information;

(p)	Non-Exchange Quotation or Listing. If, after the date hereof, any marketable securities of the Corporation become listed or posted for trading or if the Corporation becomes listed on any stock exchange or other financial market other than the Exchange, the Corporation has delivered to the Investor a legal opinion in form satisfactory to the Investor duly executed by the Corporation’s legal counsel in the relevant jurisdiction or jurisdictions and dated the date of the Settlement Date that the issue of the Subscription Shares does not contravene any:

(i)	provision of any agreement created by the Corporation;

(ii)	provision of any applicable law of the relevant jurisdiction or jurisdictions;

(iii)	provision of any applicable rule of the relevant stock exchange(s) or financial market(s);

(iv)	judicial order; or

(v)	provision of any corporate consent, contractual consent or government consent relating to the Corporation or the issue of the Subscription Shares; and

(q)	Opinion of Counsel. The Corporation shall obtain, at the Corporation’s expense, any and all opinions of counsel which may be required by the Corporation’s transfer agent from time to time to issue Subscription Shares free of restrictive legends, or to remove legends from such Subscription Shares, in each case provided that Prospectus and U.S. Registration Statement are effective or such Subscription Shares may otherwise be sold by the Investor in accordance with an exemption from registration under the 1933 Act and applicable Securities Laws.

6.2	Non-Public Information.

(a)	Prohibition. The Corporation must not directly or indirectly at any time from the date of this Agreement, without the prior consent of the Investor, disclose material non-public information to the Investor.

(b)	Review Procedure. If the Corporation wants to disclose material non-public information to the Investor with the prior consent of the Investor, the Corporation must identify such information as being material non-public information and provide the Investor with the opportunity to accept or refuse to accept such material non-public information for review.

6.3	Covenants of the Investor.

The Investor covenants with the Corporation as follows:

(a)	Non-arm’s Length Party. The Investor will not enter into an agreement or arrangement of any kind, written or otherwise with a Non-arm’s Length Party, to sell any Subscription Shares to such Non-arm’s Length Party;

(b)	Compliance with Law. The trading activities of the Investor with respect to Common Shares will be in compliance with all applicable Securities Laws, the AMF Relief, the Exchange Letter and the by-laws, rules and policies of the Exchange, including compliance with the short sale rules of the Exchange with respect to any Common Shares to be sold and declaring short positions for any Common Shares required to be purchased but not yet received by it pursuant to a Draw Down hereunder;

(c)	No Voting Trust Agreement. The Investor shall not enter into any agreement or arrangement with the Corporation regarding the voting of any outstanding securities of the Corporation beneficially owned by the Investor, directly or indirectly;

(d)	Securities Commission Requirements. The Investor shall provide the Securities Commissions and the Exchange with such information, undertakings, assurances and documentation as may be stipulated in the AMF Relief and the Exchange Letter in connection with the transactions contemplated herein;

(e)	Confidentiality. The Investor shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the Corporation’s securities (including, without limitation, any short sales involving the Corporation’s securities) during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced by the Corporation or (ii) this Agreement is terminated in full pursuant to Article X below. The Investor covenants that until such time as the transactions contemplated by this Agreement are publicly announced by the Corporation, the Investor will maintain the confidentiality of the existence and terms of this transaction;

(f)	Selling Restrictions. The Investor covenants that from and after the date hereof through and including the 90th day next following the termination of this Agreement (the “Restricted Period”), neither the Investor or any of its Trading Affiliates shall engage in any short sales with respect to the Common Shares, provided that nothing herein shall prohibit the Investor from selling any Common Shares that it does “own” at the time of sale (which for the avoidance of doubt, shall have the meaning associated with it under the Securities Laws or U.S. Securities Laws) as applicable, irrespective of whether the Investor has received delivery of such Common Shares. Prior to and during the Restricted Period, the Investor shall not grant any option to purchase or acquire any right to dispose or otherwise dispose for value of any securities of the Corporation or any securities convertible into or exercisable or exchangeable for, or warrants to purchase, any securities of the Corporation, or enter into any swap, hedge or other agreement that transfers, in whole or in part, the economic risk of ownership of any securities of the Corporation, except for such sales expressly permitted by this Section 6.3(f);

(g)	Limit of ownership. The Investor shall not, directly or indirectly, together with any member of the Investor’s Group, purchase Common Shares that would result in the Investor’s Group owning Common Shares representing more than 9.9% of all issued and outstanding Common Shares;

(h)	Restrictions on Resales. In effecting any resales of Subscription Shares, each of the Investor and Yorkville Advisors, LLC will not engage in any sales, marketing or solicitation activities of the type undertaken by underwriters in the context of a public offering. Each of Investor and Yorkville Advisors, LLC. will not:

(i)	advertise or otherwise hold itself out as a dealer;

(ii)	purchase or sell securities as principal from or to customers;

(iii)	carry a dealer inventory in securities;

(iv)	quote a market in securities;

(v)	extend or arrange for the extension of credit in connection with securities transactions;

(vi)	run a book of repurchase and reverse repurchase agreements;

(vii)	use a carrying broker for securities transactions;

(viii)	lend securities to customers;

(ix)	guarantee contract performance or indemnify the Corporation for any loss or liability from the failure of the transaction to be successfully consummated;

(x)	participate in a selling group; or

(xi)	during a Draw Down Pricing Period, together with the Investor’s Group, sell Common Shares for gross proceeds in aggregate exceeding the Investment Amount,

(i)	Unaffiliated Dealer. The Investor will not solicit offers to purchase Common Shares and will effect all sales of Common Shares through a dealer unaffiliated with the Investor, Yorkville Advisors, LLC and the Corporation and appropriately registered under applicable Securities Laws;

(j)	United States Resale Restrictions. The Investor will not transfer the Subscription Shares other than (A) to the Corporation, (B) outside the United States in accordance with Regulation S and pursuant to Securities Laws, Exchange policy, and the terms of this Agreement, (C) within the United States pursuant to the U.S. Registration Statement or otherwise in accordance with the exemption from registration under the 1933 Act provided by Rule 144 thereunder, if available, and in compliance with any applicable state securities laws, or (D) in a transaction that does not require registration under the 1933 Act or any applicable United States state laws and regulations governing the offer and sale of securities and the Investor has furnished to the Corporation an opinion of counsel of recognized standing reasonably satisfactory to the Corporation; and

(k)	Standstill Agreement. The Investor agrees that during the term of this Agreement, it will not, unless (x) specifically consented to in advance in writing by the Directors or (y) required in order to fulfill its obligations to purchase and sell the Subscription Shares as set forth in this Agreement, directly or indirectly, in any manner:

(i)	make, or in any way participate in, directly or indirectly, alone or in concert with others, any solicitation of proxies to vote, or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any equity securities of the Corporation;

(ii)	form, join or in any way intentionally participate in a group or act in concert with others with respect to any voting equity securities of the Corporation, other than a group comprised solely of the Investor and any of its controlling persons;

(iii)	acquire, offer to acquire or agree to acquire, alone or in concert with others, by purchase, exchange or otherwise, (i) any of the assets, tangible and intangible, of the Corporation or (ii) direct or indirect rights, warrants or options to acquire any assets of the Corporation, in each case except for such assets as are then being offered for sale by the Corporation or otherwise are not material to the operations of the Corporation;

(iv)	otherwise act, alone or in concert with others, to seek to propose to the Corporation, or its shareholders, any merger, business combination, restructuring, recapitalization or other transaction involving the Corporation or any of its Subsidiaries or otherwise seek, alone or in concert with others, to control, change or influence the management, the Board or the policies of the Corporation or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of the Corporation;

(v)	publicly announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under this Section 6.3(k); or

(vi)	purchase any Common Shares, except pursuant to this Agreement.

ARTICLE VII – CONDITIONS TO INITIAL CLOSING AND DRAW DOWNS

7.1	Conditions Precedent to the Obligation of the Corporation to Close at the Initial Closing.

The obligation hereunder of the Corporation to perform its obligations under this Agreement is subject to the satisfaction or waiver, on or before the date of the Initial Closing, of each of the conditions set forth below. These conditions are for the Corporation’s sole benefit and may be waived, in whole or in part, by the Corporation, except for the conditions set forth in subsections 7.1(c) and (d) hereof, at any time in its sole discretion:

(a)	Accuracy of the Investor’s Representation and Warranties. Each of the representations and warranties of the Investor shall be true and correct in all material respects as of the date when made and as at the date of the Initial Closing as though made at that time, except for the representations and warranties that speak as of a particular date;

(b)	Performance by the Investor. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor on or prior to the date of the Initial Closing;

(c)	No Injunction. No statute, rule, regulation, order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement; and

(d)	Approvals. The AMF Relief the AMF Decision Document respecting the Final Prospectus and all Exchange, regulatory, corporate and shareholder approvals or consents required to be obtained in respect of the subject issuance shall have been obtained and be in full force and effect.

7.2	Conditions Precedent to the Obligation of the Investor to Close at the Initial Closing.

The obligation hereunder of the Investor to perform its obligations under this Agreement is subject to the satisfaction or waiver, on or before the date of the Initial Closing, of each of the conditions set forth below. These conditions are for the Investor’s sole benefit and may be waived, in whole or in part, by the Investor, except for the conditions set forth in subsection 7.2(c) hereof, at any time in its sole discretion:

(a)	Accuracy of the Corporation’s Representation and Warranties. Each of the representations and warranties of the Corporation shall be true and correct in all material respects as of the date when made and as at the date of the Initial Closing as though made at that time, except for the representations and warranties that speak as of a particular date;

(b)	Performance by the Corporation. The Corporation shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Corporation on or prior to the date of the Initial Closing;

(c)	No Injunction. No statute, rule, regulation, order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement;

(d)	No Proceedings or Litigation. No action, suit or proceeding before any court, arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Investor, the Corporation or any of the Subsidiaries or any of their respective officers, directors or affiliates seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions;

(e)	Officer’s Certificate. At the Initial Closing, the Corporation shall have delivered an executed officer’s certificate addressed to the Investor, dated the date of the Initial Closing, substantially in the form of Schedule “B” hereto;

(f)	Opinions of Counsel. At the Initial Closing, the Investor shall have received a favourable legal opinion from Fasken Martineau DuMoulin LLP addressed to the Investor and the Investor’s counsel, dated the date of the Initial Closing, substantially in the form of Schedule “C” hereto. In giving such opinions, counsel to the Corporation shall be entitled to rely, to the extent appropriate in the circumstances, upon local counsel, and shall be entitled as to matters of fact to rely upon a certificate of fact from responsible persons in a position to have knowledge of such facts and their accuracy;

(g)	Approvals. The AMF Relief, the AMF Decision Document respecting the Final Prospectus and all Exchange, regulatory, corporate and shareholder approvals or consents required to be obtained in respect of the subject issuance shall have been obtained and be in full force and effect. The Directors shall have authorized and approved this Agreement and any other agreements pursuant to which the Subscription Shares are to be issued, the issuance of the Subscription Shares (with respect to the issuance of the Subscription Shares, as fully-paid and non-assessable Common Shares) and all matters relating to the foregoing;

(h)	Consolidation; Merger. The Corporation shall not have announced or the Board of Directors of the Corporation shall not have taken any action to effect any Consolidation Event; and

(i)	Fees. The Corporation shall have paid to the Investor the portion of the Commitment Fee that is then due to the Investor.

7.3	Conditions Precedent to the Obligation of the Investor to Accept a Draw Down and Purchase Subscription Shares.

The obligation hereunder of the Investor to accept a Draw Down request and to acquire and pay for the Subscription Shares to the extent of such Draw Down request will be subject to the satisfaction, both on the date of the applicable Draw Down Notice and of the applicable Settlement Date, of each of the conditions set forth below. These conditions are for the Investor’s sole benefit and may be waived, in whole or in part, by the Investor at any time in its sole discretion:

(a)	Accuracy of the Corporation’s Representation and Warranties. Each of the representations and warranties of the Corporation shall be true and correct in all material respects as of the date when made and as of each applicable Commencement Date and Settlement Date as though made at that time, except for the representations and warranties that speak as of a particular date;

(b)	Performance by the Corporation. The Corporation shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Corporation at or prior to each applicable Commencement Date and Settlement Date;

(c)	No Suspension. Trading in the Common Shares shall not have been suspended by any of the Securities Commissions or the Exchange (except for any suspension of trading of limited duration agreed to by the Corporation, which suspension shall have been terminated prior to the delivery of such Draw Down Notice), and, at any time prior to such Draw Down Notice, trading in securities generally as reported on the Exchange shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported on the Exchange unless the general suspension or limitation shall have been terminated prior to the delivery of such Draw Down Notice;

(d)	No Proceedings or Litigation. No action, suit or proceeding before any court, arbitrator or any governmental authority shall have been commenced, and no investigation by any governmental authority shall have been threatened, against the Investor, the Corporation or any of the Subsidiaries or any of their respective officers, directors or affiliates seeking to restrain, prevent or change the transactions contemplated by this Agreement, or seeking damages in connection with such transactions;

(e)	No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement;

(f)	Draw Down Notice. The Corporation shall have duly delivered to the Investor and the Exchange, a Draw Down Notice pursuant to Article IX hereof;

(g)	Approvals. The AMF Relief, the AMF Decision Document respecting the Final Prospectus and any applicable Renewal Prospectuses and all Exchange, regulatory, corporate and shareholder approvals or consents required to be obtained in respect of the subject issuance shall have been obtained and shall be in full force and effect;

(h)	Prospectus and U.S. Registration. There is an effective Prospectus and U.S. Registration Statement pursuant to which the Investor is permitted to utilize the prospectus thereunder to resell all of the Subscription Shares issuable pursuant to such Draw Down Notice;

(i)	Consolidation; Merger. During any Draw Down Pricing Period and for the five (5) consecutive Trading Days immediately preceding and immediately following such Draw Down Pricing Period, the Corporation shall not have announced or the Board of Directors of the Corporation shall not have taken any action to effect any Consolidation Event;

(j)	Fees. The Corporation shall have paid to the Investor its reasonable fees as provided in Section 12.1.

ARTICLE VIII – DRAW DOWN TERMS

8.1	Draw Down Terms.

Subject to the satisfaction of the conditions and subject to the limitations set forth in this Agreement:

(a)	the Corporation will be entitled, in its sole discretion, to exercise a draw down (a “Draw Down”) and issue a draw down notice, in the form of Schedule “A” hereto (a “Draw Down Notice”) during each Draw Down Pricing Period, which Draw Down the Investor will be obligated to accept during the Commitment Period;

(b)

the Corporation shall inform the Investor, the Market Surveillance division of Investment Industry Regulatory Organization of Canada and, if requested to do so, the Securities Commissions of a Draw Down by delivering the Draw

Down Notice, via facsimile transmission with receipt confirmed, as to the amount of the Draw Down (the “Investment Amount”) the Corporation wishes to exercise at, on or prior to 5:00 p.m. (New York City time) on the Trading Day immediately prior to the first day of the Draw Down Pricing Period (the “Commencement Date”);

(c)

only one (1) Draw Down shall be allowed in each Draw Down Pricing Period. After the Corporation exercises a Draw Down hereunder, it may not deliver additional Draw Down Notices until the Investor has confirmed the receipt of the full amount of the Subscription Shares in relation to any previous Draw Down. Upon receipt of a Draw Down Notice, the Investor shall be irrevocably bound to purchase the Subscription Shares pursuant to such Draw Down Notice in accordance with the terms and conditions of this Agreement. The number of Subscription Shares to be purchased by the Investor with respect to each Trading Day during the Draw Down Pricing Period shall be determined by dividing the numerator (being 10% of the Investment Amount, less any applicable Draw Down Reduction) by the denominator (being the Purchase Price on the relevant Trading Day) (each a “Daily Share Amount”), subject in all cases, to the Trading Market Limit. During the Pricing Period for which the conditions set forth in Section 7.3 have been satisfied, the Investor and the Corporation shall have an unconditional contract for the purchase and sale of the relevant Daily Share Amount pursuant to this Agreement with delivery of such Daily Share Amount to take place on the relevant Settlement Date (as set forth below). The aggregate number of Subscription Shares issued and sold by the Corporation and purchased by the Investor on each Settlement Date shall be equal to the sum of all of the Daily Share Amount during the Draw Down Pricing Period, subject, in all cases, to the Trading Market Limit. The Gross Proceeds received by the Corporation in connection with the issuance of the Subscription Shares with respect to each Draw Down shall be settled against delivery of the Subscription Shares on the 11th Trading Day after such Draw Down Pricing Period commences and in accordance with paragraph 8.1(f) below (such settlement periods and such settlement dates are referred to as a “Settlement Period” and a “Settlement Date”, respectively;

(d)	the maximum Investment Amount for any Draw Down shall be the lesser of $2,000,000 or the remaining portion of the Commitment Amount;

(e)	the Investor shall not be required to purchase, and the Corporation shall not be required to issue any Subscription Shares at a Purchase Price based on an Average Daily Price lower than the Minimum Price, and, for greater certainty, if any sales are made in respect to a Trading Day that would otherwise be a Draw Down Reduction because the Average Daily Price is below the Minimum Price, then any sales of Subscription Shares for such Trading Day shall be at the Minimum Price; and

(f)	provided that the Corporation has received all prior written approvals from the Exchange and the Securities Commission, upon receiving the Investment Amount (less any applicable Draw Down Reduction), the Corporation shall issue and deliver the Subscription Shares registered as directed by the Investor.

8.2	Issuance of Press Releases.

(a)	Immediately following delivery of a Draw Down Notice to the Investor, the Corporation shall forthwith issue a press release in the form submitted to and approved by the Securities Commissions in connection with AMF Relief and by the Exchange in connection with the Exchange Letter: (i) announcing the delivery of the Draw Down Notice, the amount of the Draw Down, the maximum number of Common Shares to be sold and the Minimum Price; and (ii) stating that the Final Prospectus or Renewal Prospectus, as applicable, relating to the Draw Down is available on the SEDAR website. In addition, the Corporation shall file with the U.S. Securities and Exchange Commission a report on Form 6-K or such other appropriate form as determined by the Corporation, relating such closing of the purchase and sale of Subscription Shares;

(b)	Immediately following each closing of the purchase and sale of Subscription Shares on the Settlement Date of each Draw Down Pricing Period, the Corporation shall forthwith issue a press release in the form submitted to and approved by the Securities Commissions in connection with AMF Relief and by the Exchange in connection with the Exchange Letter: (i) announcing the closing of the Draw Down, the number of Common Shares issued and the price per Common Share; and (ii) stating that the Final Prospectus or Renewal Prospectus, as applicable, relating to the Draw Down is available on the SEDAR website. In addition, the Corporation shall file with the U.S. Securities and Exchange Commission a report on Form 6-K or such other appropriate form as determined by the Corporation, relating such closing of the purchase and sale of Subscription Shares.

8.3	Fractional Shares.

In connection with any Draw Down hereunder, the Corporation shall not be required to issue fractions of Common Shares or cause the issuance of certificates which evidence fractional Common Shares. With respect to any fraction of a Common Share called for in connection with any Draw Down hereunder, the Investor shall be entitled to round-up the number of Subscription Shares due pursuant to the applicable Draw Down.

ARTICLE IX – TAX MATTERS

9.1	Gross-Up for Withholding Tax.

All payments of fees (whether in cash, through the issuance of shares or otherwise) and the issuance of Subscription Shares to the Investor (or any successor or assignee thereof) by the Corporation under this Agreement, shall be made free and clear of and without deduction or withholding for any and all Taxes, unless required by law. If the Corporation shall be required by law or the interpretation thereof by the relevant Governmental Authority to deduct or withhold any such Taxes from or in respect of any sum payable under this Agreement, (i) the amount payable shall be increased by such additional amount as may be necessary so that after making all required deductions or withholdings (including, without limitation, deductions or withholdings applicable to additional amounts paid under this Section 9.1), the Investor receives a net amount equal to the full amount it would have received if no deduction or withholding had been made; (ii) the Corporation shall make such required deductions or withholdings; (iii) the Corporation shall immediately pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law; and (iv) the Corporation shall deliver to the Investor as soon as practicable after it has made such payment to the applicable Governmental Authority (x) a copy of any receipt issued by such Governmental Authority evidencing the payment of all amounts required to be deducted or withheld from the sum payable hereunder or (y) if such a receipt is not available from such Governmental Authority, notice of the payment of such amount deducted or withheld.

If an amount becomes payable under this Section 9.1, the Investor shall provide the Corporation with a list of the jurisdictions in which its partners are resident and the combined proportionate interests in the Investor of all partners resident in such jurisdictions, and shall provide any other information requested by the Corporation that is reasonably necessary to enable the Corporation to determine the applicable rate or rates of deductions or withholdings.

9.2	Indemnity.

The Corporation shall indemnify and hold harmless the Investor for the full amount of Taxes (other than Excluded Taxes) imposed on or paid by the Investor and any liability (including penalties, interest and expenses payable or incurred in connection therewith) arising from or with respect to such Taxes (other than Excluded Taxes), whether or not they were correctly or legally asserted. Payment under this indemnification shall be made within thirty (30) days from the date the Investor makes written demand for it. A certificate containing reasonable detail as to the amount of such Taxes submitted to the Corporation by the Investor shall be conclusive evidence, absent manifest error, of the amount due from the Corporation to the Investor.

The Corporation shall furnish to the Investor the original or a certified copy of a receipt, if available, or other reasonably acceptable document to the Investor evidencing payment of Taxes made by it within thirty (30) days after the date of any such payment.

9.3	Tax Refund.

If, following the imposition of any Taxes on any payment by the Corporation in consequence of which the Corporation pays an additional amount under Section 9.1 or an amount under Section 9.2, the Investor, in its sole opinion (acting in good faith) is entitled to claim an income tax credit in any jurisdiction in which it is required to file income tax returns, the Investor shall, to the extent of such income tax credit claimed and subject to the Corporation’s obligation to repay promptly on demand by the Investor the relevant amount to the Investor if the income tax credit is subsequently disallowed by the relevant Governmental Authority, reimburse the Corporation for such payment promptly after the filing of an income tax return in which such income tax credit is claimed. Nothing contained in this Section 9.3 shall require the Investor to disclose to the Corporation any income tax returns or any other confidential information relating to the organization of its affairs. For purposes of the preceding portion of this Section 9.3, a reference to the Investor shall include a reference to each partner of the Investor from time-to-time, as applicable. If the Corporation pays any amount referred to in the first sentence of this Section 9.3, the Investor shall provide to the Corporation at least annually on June 30 in each year, and at any other time upon reasonable request of the Corporation, a certificate containing reasonable detail as to the amount of income tax credits claimed and disallowed, and the amount of any reimbursement due to the Corporation under this Section 9.3, which shall be conclusive evidence, absent manifest error, of the amount, if any, due from the Investor to the Corporation. The Corporation shall be entitled to deduct the amount of any reimbursement due to the Corporation under this Section 9.3 from any other payment due to be paid by the Corporation to the Investor.

9.4	Survival.

Without prejudice to the survival of any other provision of this Agreement, the agreements and obligations contained in this Article XI shall survive the Commitment Period and the termination of this Agreement.

ARTICLE X – TERMINATION

10.1	Commitment Period.

The term of this Agreement shall be thirty-six (36) months (the “Commitment Period”) commencing on the date hereof, unless earlier terminated as set forth in this Article.

10.2	Other Termination.

(a)	This Agreement shall terminate on receipt by the Corporation of the Commitment Amount in respect of the purchase of Subscription Shares pursuant to the terms hereof.

(b)	The Investor may terminate this Agreement upon one Trading Day’s notice if:

(i)	any order to cease or suspend trading in the Common Shares is made by the Exchange, any other stock exchange, Securities Commission or other regulatory authority, for a duration exceeding three (3) Trading Days, and such order has not been rescinded, revoked or withdrawn;

(ii)	the Common Shares are delisted from the Exchange, except as provided under Section 6.1(g);

(iii)	a covenant stipulated in Article VI is breached by the Corporation or not wholly performed, and has not been cured by the Corporation for a period of two (2) Trading Days after having received written notice thereof from the Investor;

(iv)	there is material non-compliance by the Corporation with, or the fact of material inaccuracy of, any representation made or deemed to be made by the Corporation in this Agreement, or in any document delivered to the Investor under or in connection with this Agreement;

(v)	a receiver is appointed over, or possession is taken by any secured party of, any asset of the Corporation or any of the Subsidiaries and is not dismissed or terminated within thirty (30) days from commencement of such proceeding;

(vi)	the Corporation or any of the Subsidiaries files for protection from its creditors under any applicable law;

(vii)	any legal action is commenced, judicial order is made or resolution passed for the liquidation of the Corporation or any of its Subsidiaries (except, with respect to Subsidiaries in the context of an internal reorganization) and is not dismissed or terminated within thirty (30) days from commencement of such proceeding;

(viii)	the Corporation or any of the Subsidiaries enters into any debt arrangement with its creditors generally or any class of creditors;

(ix)	the Corporation or any of its Subsidiaries ceases to do business generally; or

(x)	a Consolidation Event occurs during any Draw Down Pricing Period.

10.3	Termination by the Corporation.

The Corporation may, without the payment of any fee or penalty, save and except for the full payment of the Commitment Fee and the settlement of any outstanding Draw Down, terminate this Agreement at any time following the Initial Closing upon one (1) Trading Day’s notice.

10.4	Effect of Termination.

In the event of the termination of this Agreement by the Corporation or the Investor, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated without further action by the parties. If this Agreement is terminated as provided in Sections 10.2 or 10.3 herein, this Agreement shall become null and void and of no further force and effect, except for Articles X and XI herein and Section 12.1. Nothing in this section shall be deemed to release the Corporation or the Investor from any liability for any breach under this Agreement, or to impair the rights of the Corporation or the Investor to compel specific performance by the other party of its obligations under this Agreement subsequent to termination.

ARTICLE XI – INDEMNIFICATION AND SURVIVAL OF REPRESENTATIONS,

WARRANTIES AND COVENANTS

11.1	General Indemnity.

(a)

The Corporation agrees to indemnify and hold harmless the Investor and its general partner, limited partners, directors, officers, employees, affiliates, agents, successors and assigns (and all employees, agents or representatives of its general partner) from and against any and all direct losses, liabilities, deficiencies, costs, claims, actions, damages and expenses (including, without limitation, reimbursement of the aggregate amount paid in settlement of any actions, suits,

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proceedings or claims and the reasonable fees and expenses of counsel that may be incurred in advising with respect to and/or defending any claim to which any such indemnified party may become subject or otherwise involved in any capacity under any statute or common law or otherwise) incurred by such parties as a result or by reason of:

(i)	any statement contained in the Prospectus, any Renewal Prospectus, or the U.S. Registration Statement or a related U.S. Prospectus Supplement which constitutes or is alleged to constitute a misrepresentation;

(ii)	any statement contained in the Corporation’s Information Record which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(iii)	the omission or alleged omission to state in the Prospectus or any Renewal Prospectus, the U.S. Registration Statement or a related U.S. Prospectus Supplement, or any certificate of the Corporation delivered hereunder or pursuant hereto any material fact required to be stated therein or necessary to make any statement therein not misleading in light of the circumstances under which it was made;

(iv)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities commission or other competent authority based upon any misrepresentation or alleged misrepresentation in the Prospectus or Renewal Prospectus which prevents or restricts the trading in or the distribution or distribution to the public, as the case may be, of the Subscription Shares in any of the Designated Provinces;

(v)	any inaccuracy in or breach of the representations, warranties or covenants made by the Corporation herein or any other document delivered to the Investor in accordance with this Agreement; or

(vi)	in connection with any proposed Draw Down under this Agreement, the Exchange not granting issuance of the Subscription Shares or delivery of the Subscription Shares not being effected on the Settlement Date. For the avoidance of doubt, such loss shall include any loss directly or indirectly incurred by the Investor resulting from:

(A)	the Investor being unable to complete a sale of any Common Shares;

(B)	the Investor, in its absolute and unfettered discretion, purchasing Common Shares in the market so as to enable the Investor to complete any such sale of any Common Shares; and

(C)	the Investor, in its absolute and unfettered discretion, rescinding or terminating any such sale of any Common Shares, in each case, which the Investor made in expectation of delivery of the Subscription Shares on the Settlement Date, provided such sales of any Common Shares were made in compliance with Section 6.3(f).

(b)	The Investor agrees to indemnify and hold harmless the Corporation and its directors, officers, employees, affiliates, agents, successors and assigns from and against any and all direct losses, liabilities, deficiencies, costs, claims, actions, damages and expenses (including, without limitation, reimbursement of the aggregate amount paid in settlement of any actions, suits, proceedings or claims and the reasonable fees and expenses of counsel that may be incurred in advising with respect to and/or defending any claim to which any such indemnified party may become subject or otherwise involved in any capacity under any statute or common law or otherwise) incurred by such parties as result of any inaccuracy in or breach of the representations, warranties or covenants made by the Investor herein or in any document delivered to the Corporation in accordance with this Agreement.

11.2	Indemnification Procedure.

Any party entitled to indemnification under this Article (an “Indemnified Party”) will give written notice to the indemnifying party of any matters giving rise to a claim for indemnification; provided, that the failure of any party entitled to indemnification hereunder to give notice as provided herein shall not relieve the indemnifying party of its obligations under this Article except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any action, proceeding or claim is brought against an Indemnified Party in respect of which indemnification is sought hereunder, the indemnifying party shall be entitled to participate in and, unless in the reasonable judgment of counsel to the Indemnified Party a conflict of interest between it and the indemnifying party may exist with respect of such action, proceeding or claim, to assume the defence thereof with legal counsel reasonably satisfactory to the Indemnified Party. In the event that the indemnifying party advises an Indemnified Party that it will contest such a claim for indemnification hereunder, or fails, within thirty (30) days of receipt of any indemnification notice to notify, in writing, such person of its election to defend, settle or compromise, at its sole cost and expense, any action, proceeding or claim (or discontinues its defence at any time after it commences such defense), then the Indemnified Party may, at its option, defend, settle or otherwise compromise or pay such action or claim. In any event, unless and until the indemnifying party elects in writing to assume and does so assume the defence of any such claim, proceeding or action, the Indemnified Party’s costs and expenses arising out of the defence, settlement or compromise of any such action, claim or proceeding shall be losses subject to indemnification hereunder. The Indemnified Party shall cooperate fully with the indemnifying party in connection with any settlement negotiations or defence of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party which relates to such action or claim. The indemnifying party shall keep the Indemnified Party fully appraised at all times as to the status of the defence or any settlement negotiations with respect thereto. If the indemnifying party elects to defend any such action or claim, then the Indemnified Party shall be entitled to participate in such defence with legal counsel of its choice at its sole cost and expense. The indemnifying party shall not be liable for any settlement of any action, claim or proceeding effected without its prior written consent, which shall not be unreasonably withheld. Notwithstanding anything in this Article to the contrary, the indemnifying party shall not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof which imposes any future obligation on the Indemnified Party or which does not include, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect of such claim. The indemnification required by this Article shall be made by periodic payments of the amount thereof during the course of investigation or defence, as and when bills are received or expense, loss, damage or liability is incurred, within ten (10) days of written notice thereof to the indemnifying party so long as the Indemnified Party irrevocably agrees to refund such moneys if it is ultimately determined by a court of competent jurisdiction that such party was not entitled to indemnification. The indemnity agreements contained herein shall be in addition to (a) any cause of action or similar rights of the Indemnified Party against the indemnifying party or others, and (b) any liabilities the indemnifying party may be subject to.

11.3	Survival of Representations, Warranties and Covenants.

To the extent that they have not been fully performed at or prior to the date hereof, the covenants, representations and warranties contained in this Agreement, including in any schedule hereto, and in any agreement, instrument, certificate or other document to be executed and delivered pursuant to this Agreement and in any documents executed and delivered in connection with the completion of the transactions contemplated herein shall survive the closing on each Settlement Date pursuant hereto and, notwithstanding the closing on each such Settlement Date, shall continue in full force and effect for a period of twenty-four (24) months from the applicable Settlement Date for the benefit of the Corporation or the Investor, as the case may be.

ARTICLE XII – MISCELLANEOUS

12.1	Fees and Expenses.

The Corporation shall pay to the Investor the Commitment Fee and an allowance of $35,000, in aggregate, for the fees and expenses incurred by the Investor in relation to the transactions contemplated by or incidental to this Agreement, including legal and due diligence fees and expenses incurred in connection with the preparation, negotiation, execution and delivery of this Agreement and the transactions contemplated hereunder, which amount is exclusive of all applicable Taxes. In addition, the Corporation shall be responsible for all reasonable fees and expenses incurred by the Investor in connection with any subsequent amendments, modifications or waivers of this Agreement, each Prospectus or Renewal Prospectus required to be filed by the Corporation or incurred in connection with the enforcement of this Agreement including, without limitation, reasonable legal fees and disbursements (up to a maximum of $2,500 for each quarterly reporting period of the Corporation, such maximum amount being solely in connection with, for the avoidance of doubt, each Prospectus or Renewal Prospectus required to be filed by the Corporation).

12.2	Specific Enforcement.

The Corporation and the Investor acknowledge and agree that each of the parties would not have an adequate remedy at law and irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent or cure breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof or thereof, this being in addition to any other remedy to which any of them may be entitled by law.

12.3	Entire Agreement; Amendment.

This Agreement contains the entire understanding of the parties with respect to the matters covered hereby and supersede all prior agreements between the Corporation and the Investor with respect to their respective rights and obligations hereunder, including the indicative term sheet used in connection herewith and, except as specifically set forth herein, neither the Corporation nor the Investor make any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be waived or amended other than by a written instrument signed by the party against whom enforcement of any such amendment or waiver is sought. The parties hereto may not amend this Agreement or any rights or obligations hereunder without the prior written consent of the Corporation, the Exchange, if required, and the Investor.

12.4	Notices.

Any notice, demand, request, waiver or other communication required or permitted to be given hereunder, including, without limitation, a Draw Down Notice (collectively, a “Communication”), shall be in writing and shall be delivered by facsimile and electronic delivery at the electronic address and facsimile number designated below. Delivery of a Communication shall be effective: (a) upon the date of delivery, if delivered on a business day during normal business hours where such Communication is to be received, or (b) the first business day following such delivery, if delivered other than on a business day during normal business hours where such Communication is to be received. The addresses and facsimile numbers for a Communication shall be as follows:

If to the Corporation:	Labopharm Inc.
480 Armand-Frappier Blvd.
Laval, QC H7V 4B4
	Attention:	Mark D’Souza / Frédéric Despars
	Facsimile:	(450) 687-5860
	E-mail:	mdsouza@labopharm.com
fdespars@labopharm.com

with a copy to:	Fasken Martineau DuMoulin LLP
The Stock Exchange Tower
Suite 3700
800 Victoria Square
Montreal, QC H4Z 1E9
	Attention:	Louis-Francois Hogue
	Facsimile:	(514) 397-7600
	E-mail:	lhogue@fasken.com

and

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109 USA
	Attention:	Michael Bison
	Facsimile:	(617) 523-1231
	E-mail:	mbison@goodwinprocter.com

If to the Investor:	YA Global Master SPV Ltd.
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
	Attention:	David Gonzalez / Mark Angelo
	Facsimile:	(201) 985-8266
	E-mail:	dgonzalez@yorkvilleadvisors.com /
mangelo@yorkvilleadvisors.com

with a copy to:	Ogilvy Renault LLP
Suite 3800, P.O. Box 84
Royal Bank Plaza, South Tower
Toronto, ON M5J 2Z4
	Attention:	Pierre Soulard
	Facsimile:	(416) 216-3930
	E-mail:	psoulard@ogilvyrenault.com

If to the Exchange:	Toronto Stock Exchange
Suite 1100, 1000 Sherbrooke Street West
Montreal, QC H3A 3G4
	Attention:	Julie Demers
	Facsimile:	(514) 788-2421
	E-mail:	julie.demers@tsx.com

If to Market Regulation	IIROC
P.O. Box 11580
Suite 2600, 650 West Georgia Street
Vancouver, BC V6B 4W8
	Attention:	Market Surveillance
	Facsimile:	(604) 643-6505

Any party, the Exchange or IIROC, Market Surveillance, may, at any time, give notice in writing to the others in the manner provided for above of any change of address or facsimile number.

12.5	Waivers.

No waiver by either party of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be effective unless in writing or to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

12.6	Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to articles, sections, subsections, paragraphs and other subdivisions are to articles, sections, subsections, paragraphs and other subdivisions of this Agreement.

12.7	Successors and Assigns.

No party hereto may assign this Agreement, any part hereof or its rights hereunder without the prior written consent of the other party. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

12.8	No Third Party Beneficiaries.

Except as contemplated in Section 12.1, this Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

12.9	Governing Law/Consent to Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Subject to Section 12.10 hereof, the parties hereto hereby irrevocably attorn to the jurisdiction of the courts of the Province of Québec.

12.10	Arbitration.

In the event that any dispute shall occur or any question shall arise between the parties hereto as to the interpretation of any of the provisions hereof which cannot be resolved by their agreement, then the determination of such dispute shall be resolved by arbitration pursuant to the Code of Civil Procedure (Québec) and as provided in this Section and the decision shall be final and binding as between the parties and shall not be subject to appeal. Submission to arbitration pursuant to the provisions of this Section shall be a condition precedent to the bringing of any action with respect to this Agreement (other than an application for injunctive relief from an actual or threatened breach of the covenants herein) unless such condition is waived by each of the parties in writing. Any arbitration to be carried out under this Section shall be subject to the following provisions:

(a)

the party desiring arbitration shall nominate an arbitrator and shall notify the other party of such nomination. The notice shall set forth a brief description of the matter submitted for arbitration and, if appropriate, the section or clause hereof pursuant to which such matter is so submitted. The other party shall, within ten (10) days after receiving such notice, nominate an arbitrator and the two arbitrators shall select a third arbitrator who will act as chairman of the arbitral tribunal. If the said two arbitrators shall be unable to agree on the selection of such third arbitrator, such third arbitrator shall be designated by a Judge of the applicable court in the Province of Québec upon an application by either party. The arbitration shall take place in the English language in the City of Montréal, Québec and the chairman shall fix the time and place within the City of Montréal for the purpose of hearing such evidence and representations as the parties may present and subject to the provisions hereof, the decision of any two of the three arbitrators in writing shall be binding upon the parties both in respect of procedure and the conduct of the parties during the procedure and the final determination of the issues therein. The arbitrators shall be instructed that time is of the essence in proceeding with their determination of the issue or issues at hand. The arbitrators shall, after hearing any evidence and representations that the parties may submit, render a decision and reduce the same to writing and deliver one copy thereof to each party. The majority of the arbitrators may determine any matters of procedure for the arbitration not specified herein;

(b)	if a party receiving notice of the nomination of an arbitrator by the party desiring arbitration fails within the said ten (10) days to nominate an arbitrator, the arbitrator nominated by the party desiring arbitration may proceed alone to determine the dispute in such manner and at such time as he or she shall think fit and his or her decision shall, subject to the provisions hereof, be binding upon the parties;

(c)	notwithstanding the foregoing, any arbitration may be carried out by a single arbitrator if the parties so agree; and

(d)	the cost of the arbitration and the cost of counsel and expenses of each party shall be borne by the parties as the arbitral tribunal or the single arbitrator, as the case may be, shall determine and shall not be limited by the Code of Civil Procedure (Québec).

12.11	Counterparts.

This Agreement may be executed by facsimile and in any number of counterparts, all of which taken together shall constitute one and the same instrument and an original copy hereof and shall become effective when counterparts have been signed by each party and delivered to the other parties hereto, it being understood that all parties need not sign the same counterpart.

12.12	Publicity.

Unless otherwise provided for herein or pursuant to applicable law, neither the Corporation nor the Investor shall issue any press release or otherwise make any public statement or announcement with respect to this Agreement or the transactions contemplated hereby or the existence of this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, forthwith upon execution of this Agreement, the Corporation shall issue a press release or otherwise make a public statement or announcement with respect to this Agreement and the transactions contemplated hereby or the existence of this Agreement; provided, however, that prior to issuing such press release, making any such public statement or announcement, the Corporation obtains the prior consent of each of the Investor (which consent shall not be unreasonably withheld or delayed), the Market Surveillance division of IIROC and the Corporate Finance Services department of the Exchange.

12.13	Severability.

The provisions of this Agreement are severable and, in the event that any court or officials of any regulatory agency of competent jurisdiction shall determine that any one or more of the provisions or part of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement and this Agreement shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of such provision, had never been contained herein, so that such provisions would be valid, legal and enforceable to the maximum extent possible, so long as such construction does not materially adversely effect the economic rights of either party hereto.

12.14	Further Assurances.

From and after the date of this Agreement, upon the request of the Investor or the Corporation, each of the Corporation and the Investor shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

12.15	Time of Essence.

Time shall be of the essence of this Agreement and of every part hereof and no extension or variation of this Agreement shall operate as a waiver of this provision.

12.16	Currency.

Unless otherwise indicated, all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

YA GLOBAL MASTER SPV LTD. by its Investment Manager, YORKVILLE ADVISORS, LLC

By:	/s/ Mark Angelo
Name: Mark Angelo
Title: President

LABOPHARM INC.

By:	/s/ James Howard-Tripp
Name: James Howard-Tripp
Title: President and CEO

By:	/s/ Mark D’Souza
Name: Mark D’Souza
Title: SVP and CFO

Yorkville Advisors, LLC intervenes to this Agreement for the sole purpose of Sections 6.3(h) and 6.3(i) as of the date first above written.

YORKVILLE ADVISORS, LLC

Per:	/s/ Mark Angelo
Name: Mark Angelo
Title: President

SCHEDULE “A”

FORM OF DRAW DOWN NOTICE

Please deliver this Draw Down Notice by mail or facsimile with a follow-up phone call to:

Yorkville Advisors, LLC

101 Hudson Street

Suite 3700

Jersey City, NJ 07302

Fax: (201) 946-0851

Attention: Trading Department and Compliance Officer

Confirmation Telephone Number: (201) 985-8300 ext. 129

E-mail: trading@yorkvilleadvisors.com

COPIES TO:	TORONTO STOCK EXCHANGE Suite 1100, 1000 Sherbrooke Street West Montreal, QC H3A 3G4
	Attention: Facsimile: E-mail:	Julie Demers (514) 788-2421 julie.demers@tsx.com

	FASKEN MARTINEAU DUMOULIN LLP The Stock Exchange Tower Suite 3700 800 Victoria Square		OGILVY RENAULT LLP Suite 3800, P.O. Box 84 Royal Bank Plaza, South Tower Toronto, ON M5J 2Z4
	Montréal, QC H4Z 1E9		Attention:	Pierre Soulard
	Attention: Facsimile: E-mail:	Louis-Francois Hogue (514) 397-7600 lhogue@fasken.com	Facsimile: E-mail:	(416) 216-3930 psoulard@ogilvyrenault.com

	IIROC P.O. Box 11580 Suite 2600, 650 West Georgia Street Vancouver, BC V6B 4W8		GOODWIN PROCTER LLP Exchange Place 53 State Street Boston, MA 02109 USA
	Attention: Facsimile:	Market Surveillance (604) 643-6505	Attention: Facsimile: E-mail:	Michael Bison (617) 523-1231 mbison@goodwinprocter.com

FROM:	LABOPHARM INC. 480 Armand-Frappier Blvd. Laval, QC H7V 4B4
	Attention: Facsimile: E-mail:	Mark D’Souza / Frédéric Despars (450) 687-5860 mdsouza@labopharm.com fdespars@labopharm.com

DRAW DOWN NOTICE

made in relation to the Standby Equity Distribution Agreement between

Labopharm Inc. and YA Global Master SPV Ltd.

Dated November 24, 2009

(the “Agreement”)

Words and expressions defined in the Agreement shall bear the same meanings in this notice and the terms and conditions contained in the Agreement are hereby incorporated by reference into, and deemed to be a part of, this notice.

1.	In accordance with the terms and conditions of the Agreement, the undersigned hereby notifies you that it wishes to make a Draw Down against the Commitment Amount and will require you to purchase Subscription Shares as follows:

(a)	Investment Amount:	$

(b)	Commencement Date (being the first Trading Day of the Draw Down Pricing Period):

(c)	Number of Trading Days in the Draw Down Pricing Period:		10

(d)	Minimum Price*:

(e)	Settlement Date:

*	If not specified by Corporation, the Minimum Price shall be 85% of the VWAP on the Trading Day immediately preceding the Draw Down Notice.

2.	On the Settlement Date, we will deliver to the Investor a “bring-down” officers’ certificate in accordance with the Subscription Agreement.

3.	We acknowledge that our delivery of this notice is irrevocable. Failure to deliver copies of this notice to such parties indicated above shall not affect the validity of this notice.

4.	We hereby confirm that the conditions required to issue this Draw Down Notice as set forth in the Agreement have been satisfied on or before the date of this notice or have been waived.

5.	On the Settlement Dates, the relevant subscription monies should be sent to us by the Investor by electronic transfer to the following account:

Name of Bank:

Branch Address of Bank:

ABA Code:

Account Name:

Account Number:

Other:

6.	We confirm that this Draw Down should be processed on the basis set out in the Agreement.

LABOPHARM INC.

By:
Name:
Title:

SCHEDULE “B”

FORM OF OFFICERS’ CERTIFICATE

TO:	YA GLOBAL MASTER SPV LTD.

(the “Investor”)

RE:	Standby Equity Distribution Agreement (the “Agreement”) dated November 24, 2009 between the Investor and Labopharm Inc. (the “Corporation”)

The undersigned,                                         , the                                          of the Corporation and                                         , the                                          of the Corporation hereby certify for and on behalf of the Corporation after having made due inquiry, but without personal liability, that:

1	the representations and warranties of the Corporation contained in the Agreement are true and correct in all material respects as if made on the date hereof, except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties were true and correct as of such earlier date;

2	all necessary corporate action has been taken by and on behalf of the Corporation to authorize the issuance and sale of [— ] Subscription Shares and to reserve for issuance and once paid to issue [—] Subscription Shares and such Subscription Shares shall, when issued and once paid in accordance with the terms of this Agreement, be validly issued as fully paid and non-assessable; and

3	the conditions set forth in Article VII of the Agreement required to have been met by the Corporation on or before the date hereof have been satisfied.

DATED this          day of                     , 20    .

Per:		Per:
	Name		Name:
	Title:		Title:

B-1

SCHEDULE “C”

FORM OF OPINION OF THE CORPORATION’S COUNSEL

Subject to the usual assumptions, limitations and qualifications, the opinion of the Corporation’s counsel shall, in addition to such other matters as the Investor may reasonably request, state that:

1.	The Corporation has been incorporated and is validly existing as a corporation under the laws of the Province of Québec. The Corporation is registered under An Act respecting the legal publicity of sole proprietorships, partnerships and legal persons (Quebec) and is not in default to file an annual declaration pursuant thereto.

2.	The Corporation has the corporate power and authority to carry on its business as described in the Final Prospectus and to own, lease and operate its properties and assets.

3.	The Corporation has the corporate power and authority to execute and deliver and perform its obligations under this Agreement.

4.	The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series and [—] Common Shares are issued and outstanding as fully paid and non assessable;

5.	The Corporation has taken all necessary corporate action to authorize the execution, delivery and, where applicable, the filing under the Securities Laws, of each of this Agreement, the Preliminary Prospectus and the Final Prospectus.

6.	This Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance its terms.

7.	All necessary corporate action has been taken by and on behalf of the Corporation to reserve for issuance to the Investor the Subscription Shares issuable upon the completion of Draw Downs under this Agreement, and such Subscription Shares will, when issued and paid in accordance with the terms of this Agreement, be validly issued as fully paid and non assessable.

8.	The Exchange has accepted notice of the issuance of up to 11,426,533 Subscription Shares and has conditionally approved the listing and posting for trading of same subject to the Corporation fulfilling the requirements set forth in the Exchange Letter.

9.	The execution and delivery of this Agreement by the Corporation and the performance by the Corporation of its obligations thereunder will not result in a breach of, and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and will not conflict with (i) any of the terms, conditions or provisions of the constating documents or by laws of the Corporation, or (ii) any statute, rule or regulation having force of law in the Province of Québec.

10.

All necessary documents have been filed and requisite proceedings have been taken and all other legal requirements have been fulfilled under applicable Securities Laws to qualify from time-to-time until the date that is 25 months after the date of the Final Prospectus (or such earlier date provided for in National Instrument 44-102) (i) the distribution of Subscription Shares to the Investor on the Settlement Date of any Draw Down, and (ii) the distribution of such Subscription Shares to purchasers who purchase them from the Investor through the dealer engaged by the Investor through the TSX or otherwise into the secondary market in Canada during the period that commences on the Settlement Date and ends on the 40th day following the Settlement Date, provided, in each case, that:

(a)	the AMF Relief has been issued, is still in effect and has not been amended, supplemented or replaced on the date of the distribution, and both the Corporation and the Investors have complied with the conditions contained in the AMF Relief;

(b)	a prospectus supplement to the Final Prospectus containing the disclosure required pursuant to National Instrument 44-101 and National Instrument 44-102 is filed with the Securities Commissions in both the English and the French languages within two business days after the relevant Settlement Date, together with payment of the applicable fee;

(c)	all documents required to be filed subsequent to the date hereof with the Securities Commissions (including the documents which will be incorporated by reference into the Final Prospectus) are so filed;

(d)	no circumstances occur which would require an amendment to be filed and cleared with the Securities Commissions under applicable Securities Laws, unless an amendment to the Final Prospectus is so filed, cleared and delivered and is thereafter utilized in connection with the distribution; and

(e)	the Corporation continues to satisfy the qualification criteria set forth in National Instrument 44-101 and National Instrument 44-102 or to be exempted from such qualification criteria by the Securities Commissions.

11.	No documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Securities Laws in connection with the first trade of the Subscription Shares, provided that:

(a)	the conditions contained in subparagraphs 11(a) to (e) are met at the time of distribution of the Subscription Shares;

(b)	the trade is not a control distribution as such term is defined under National Instrument 45-102;

(c)	the Corporation is a reporting issuer at the time of such trade; and

(d)	such trade is made through a registrant duly and properly registered in a category permitting them to trade such securities under applicable laws who have complied with such applicable laws or in circumstances in which there is an exemption from the registration requirements of such applicable laws.

12.	Computershare Trust Company of Canada, at its principal offices in Montréal and Toronto, has been duly appointed as the registrar and transfer agent for the Common Shares.

13.	The form of certificate representing the Common Shares complies with the provisions of the Companies Act (Québec), meets all requirements under the rules of the Exchange and has been duly approved by the Corporation.

For the purposes of the opinion of the Corporation’s counsel, “Securities Laws” means, collectively, the applicable securities laws of each of the Designated Provinces and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, blanket orders and rulings of the Securities Commissions, it being understood that counsel may rely on the opinions of local counsel with respect to those matters governed by Laws other than those of Québec, Ontario, Alberta or British Columbia or the federal Laws of Canada.

SCHEDULE “D”

AMF DECISION DOCUMENT

10 pages including this page

D-1

Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Labopharm Inc.

480 Armand-Frappier Blvd

Laval, Québec

H7V 4B4

(450) 686-0207

2.	Date of Material Change

November 25, 2009.

3.	News Release

Labopharm Inc. (“Labopharm” or the “Company”) issued a news release on November 25, 2009.

4.	Summary of Material Change

On November 25, 2009, Labopharm announced that it has entered into a standby equity distribution agreement (SEDA) with YA Global Master SPV Ltd., a fund managed by Yorkville Advisors, LLC. Under the terms of the agreement, YA has committed to provide up to $25 million of capital during the next three years, at the Company’s discretion, through the purchase of newly issued common shares of the Company. Labopharm also announced that, in connection with the SEDA, it will file a preliminary short-form base shelf prospectus with the securities authorities in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. All currency figures in this Material Change Report are in Canadian dollars.

5.	Full Description of Material Change

5.1	Full description of Material Change

On November 24, 2009, Labopharm has entered into the SEDA, with YA Global Master SPV LTD, or the Purchaser, pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000,000, or the commitment amount, of common shares, at the Company’s sole discretion, provided that in no event may the Company sell more than the lower of (i) 11,426,533 common shares, and (ii) 19.9% of the Company’s issued and outstanding common shares at any given time, unless shareholder approval is obtained pursuant to the rules of the Toronto Stock Exchange and the Nasdaq Global Market. From November 24, 2009 until November 24, 2012, the Company has the right, but not the obligation, to sell common shares to the Purchaser and the Purchaser has the obligation to purchase such shares, as summarized below. Each right to sell common shares is called a “draw down”. In order to request a draw down, the Company shall submit a written notice (a “draw down notice”) to the Purchaser.

Each draw down will be in an amount determined by the Company, but will not exceed the lower of (a) $2,000,000; or (b) the remaining portion of the aggregate commitment amount of the Purchaser under the facility. In addition, the number of common shares distributed under one or more equity line of credit, including the SEDA, will not exceed in any 12 month period, 10% of the aggregate number of common shares outstanding as at the start of such period. The purchase price per common share and therefore the number of common shares to be issued to the Purchaser for each draw down is calculated based on a predetermined percentage discount from the daily volume weighted average price per common share on the TSX over a period of ten consecutive trading days following a draw down notice sent by the Company. Specifically, the common shares will be issued at a purchase price equal to the then prevailing market price multiplied by (i) 95% if the daily volume weighted average price is less than $3.00 for each trading day during the draw down pricing period, (ii) 96% if the daily volume weighted average price is greater than $3.00 but less than $6.00 for each trading day during the draw down pricing period, and (iii) 96.5% if the daily volume weighted average price is equal to or greater than $6.00 for each trading day during the draw down pricing period.

Each draw down will be reduced by up to 10% of the draw down amount for each trading day during the draw down pricing period for which the daily volume weighted average price is below a minimum price equal to either (i) 85% of the daily volume weighted average price of the common shares on the trading day immediately preceding the draw down notice date or (ii) a price determined by the Company as set forth in the draw down notice. In addition, the draw down will be reduced by such amount necessary to ensure that the draw down amount does not equal or exceed 5% or more of the Company’s market capitalization as of the settlement date. Finally, the draw down will be reduced such that in no event shall the number of shares issuable to the Purchaser pursuant to a draw down cause the Purchaser, its affiliates, associates, partners and insiders, at any time, directly or indirectly, together with any member of its group, to own in excess of 9.9% of the Company’s then issued and outstanding common shares.

Until the 90th day next following the termination of the SEDA, neither the Purchaser or any of its affiliates, associates, partners and insiders shall sell any of our securities that such parties do not “own” or have the unconditional right to receive. The Company may terminate the SEDA at any time upon prior notice to the Purchaser, without the payment of any fee or penalty, except for the full payment of the commitment fee and the settlement of any outstanding draw down.

In connection with the SEDA, the Company will file a preliminary short-form base shelf prospectus with the securities authorities in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final or effective, will allow the Company to qualify the shares issued under the SEDA and make offerings of common shares, preferred shares, warrants or combination thereof for an amount of up to $100 million during the next 25 months.

5.2	Disclosure of Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Frédéric Despars, Vice-President, General Counsel and Corporate Secretary, who may be contacted at the address and phone number listed in item 1.

9.	Date of Report

November 25, 2009

LABOPHARM INC.

By:  /s/  Frédéric Despars

        Frédéric Despars

        Vice-President, General Counsel and Corporate Secretary